PEREZ COMPANC S.A.

Financial Statements and Summary of Events
as of March 31, 2003
Independent Public Accountant´s Review Report

PEREZ COMPANC S.A.

SUMMARY OF EVENTS
FOR THE THREE- MONTH PERIOD ENDED
MARCH 31, 2003

(Not covered by the Auditor´s report)

Macroeconomic overview

International scenario

The growth of the world economy has been positive but weak during the first months of the year. The uncertainty produced by the Iraq conflict kept consumption and investment stationary. Even though several qualitative indicators such as consumers' trust have strongly recovered once the war was over, doubts about risks of stagnation and recession have not disappeared. The United States economic policy carries on being expansive in fiscal and currency terms, there being no record up to now of inflationary pressure nor of a sudden move upward of the Treasury bond yield curve. The Dollar continues to lose ground in respect to the Euro due to the growing deficit in current and fiscal accounts in spite of the lack of buoyancy in the European economy. Political unity between the United States and some European countries has been marred on account of the discrepancies which have arisen from the Iraq war and the handling of post war interests. Notwithstanding the differences among the European Union countries in respect to the United States' foreign policy, the former have taken an important step towards the growth of their organization when deciding to incorporate 10 new members as from 2004.

No significant changes in trend have been detected in Japan in spite of the renewal of their Central Bank authorities in order to implement a more expansive monetary policy. Deflation and weakness in the economy persist and are now worsened by the fact that the United States' economy is not recovering. To this, the effect of the SARS disease which is particularly affecting Asian areas, has to be added. In this respect, China, Hong-Kong, Taiwan and Singapore have been most affected and this has already generated cuts in their growth expectancy. The length and severity of the consequences of this disease on the economy can only be evaluated more precisely in the coming quarters.

The fears generated by the United States attack on Iraq and the risks that the Persian Gulf oil production could be affected, together with the severe winter in the northern hemisphere and the oil strike in Venezuela, catapulted crude prices to levels of about US$ 40 / barrel, a fact that had not been recorded since the invasion of Kuwait by Iraq in 1990. The OPEC and particularly Saudi Arabia, showed their capacity to increase their production by almost 2 million barrels in a few months, thus neutralizing the consequent strain on the oil balance. Once the war and the Nordic winter were over, prices converged within a range of US$ 26-28 per barrel.

In April, owing to evident signs of oversupply, the OPEC returned to its coordinated policies of supply cutbacks.

Argentina

In Argentina, the economy continues to recover after a record GDP fall in 2002. Throughout the first quarter, industrial production continued to grow through the import substitution process. Exports increased as a result of higher international prices. However, export volumes did not exhibit the same trend, except for manufactured agricultural products, in spite of the high actual exchange rate level. Imports are recovering after a drop in mid-2002.

The Argentine peso has significantly appreciated at an accelerated pace over the last few months, helping to keep monthly inflation at very low levels (though utility rates adjustment is still pending). Foreign currency is mostly demanded by the Central Bank (BCRA) in an attempt to set a floor for the dollar exchange rate. Monetary goals agreed upon with the IMF would be modified so as to allow a greater accumulation of reserves given the lack of inflation fears. Sterilization with BCRA bills proved to be successful and longer terms and lower rates were obtained. In addition, fiscal goals for the quarter were far exceeded providing continuity to the renewal-at-maturity schedule agreed upon with international financial institutions.

Finally, the Government decided on the anticipated opening of the '*corralón*' (reprogramming of deposits held in banks) which is to be done in stages even though not all of the savers adhered to the proposed scheme. At present, the number of reprogrammed deposit certificates held in banks ('CEDROS') is about half of those held at the beginning of the year. Banks have not shown any liquidity problems and no new re-discounts have been needed. Compensations to the financial system on account of the effects of devaluation have not been defined yet.

At the end of April, presidential elections took place with the electorate being very divided in respect of local standards. The runners for the second-round ballot which is going to be held mid-May are former President Carlos Menem and the candidate backed by the Peronist faction in power, Néstor Kirchner, Governor of the Province of Santa Cruz.

Latin America

In Venezuela, despite the relative normalization of the oil production, exchange and price controls continued to deepen the crisis in sectors of the economy not related to oil. Unemployment climbed to over 20% and food shortage, black market and danger of repressed inflation have been observed. In this context, the Central Bank gets its reserves thanks to the oil operating revenues, the drop in imports and the stop put to the flight of capitals. The increased liquidity is forcing banks to refinance public debt and meet the higher fiscal deficit. In the political front, Chávez, by not signing the preliminary agreement on the repeal referendum to take place in August of the current year, keeps on lengthening time spans. Furthermore, the opposition is concerned about the Legislative Assembly's delay in appointing the CNE, an essential body for an eventual electoral solution. This increased radical approach of the official stand is also noticeable by the return of pro Chávez individuals, who are replacing the moderate ones in the Cabinet, a fact that will make negotiations with the opposition even more difficult.

In Brazil, fiscal discipline (even under a self-imposed higher demand of primary surplus targets for the next few years), the sustained improvement in the foreign sector and fulfillment of the goals agreed to with the IMF (except for inflation), favor this situation. In fact, it was a determining factor in the sudden capital inflow under the shape of investment portfolios which reduced the country risk to about 800 basis points and increased the value of the Real about 15% in the course of this year. This last fact contributed to ease the heavy public debt in US currency. In spite of the exchange rate appreciation, inflation continues to be high and it would be higher than the 8.5% agreed mark, not allowing the Central Bank to lower the reference interest rate and stimulate growth. In the political arena, it is worth noting that the backing obtained by the president from most governors for the pension and revenue reform projects has still to be passed by Congress, where opposition is to be found among the extreme sectors of his own party.

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS

New Accounting Standards

As from January 1, 2003, new accounting standards must be applied in Argentina under Technical Resolutions N. 16, 17, 18, 19 and 20 issued by professional associations. These new accounting standards are in line with international standards set by the International Accounting Standard Committee (IASC).

The most important changes introduced by the new standards and having a significant impact on the Company are the following:

- Application of the Deferred Tax concept for Income Tax accounting, recording temporary differences between accounting measurements of assets and liabilities and their respective tax valuations.

- Valuation of derivatives positions at their market value, recording measurement differences of those qualifying as hedging instruments, and not yet accrued, in an intermediate account between Liabilities and Shareholders' Equity, and recording measurement differences of non qualifying instruments in the Income Statement.

- Application of present value for Receivables and Liabilities, discounting nominal values to be realized in the future.

- Translation due to conversion of foreign companies' financial statements, recording the relevant effect in an intermediate account between Liabilities and Shareholders' Equity. Exchange differences from liabilities assumed to cover net investments abroad are recorded in the same account.

Application of these new accounting standards on Perez Companc S.A. results in a one-time P$ 377 million reduction in Shareholders' Equity as of the beginning of fiscal year 2003, mainly due to the following:

	(million pesos)
Derivatives not qualifying as hedging instruments	(417)
Deferred income tax	31
Other effects	9
Total	(377)

In 2003 quarter, the change in the accounting standards derived in a P$64 million gain, as specified below:

	(million pesos)
Translation due to conversion of net investments abroad: the loss attributable to the peso revaluation is recorded in an intermediate account between Liabilities and Shareholders' Equity.	91
Gains from valuation of liabilities at present value	40
Deferred income tax	(72)
Other effects – net	5
Total	64

The Company incorporates in its Financial Statements an intermediate account between Liabilities and Shareholders' Equity created under the new accounting standards. As of March 31, 2003 such intermediate account shows a debit balance (or of a sign opposite to that of the Shareholders' Equity) of P$ 135 million and is broken down as follows:

	(million pesos)
Translation due to conversion of net investments abroad	91
Derivatives qualifying as hedging instruments	86
Deferred income tax	(42)
Total	135

In addition, the new standards provide changes in the reporting criteria. The following are worth mentioning: proportional consolidation of interest in affiliates under joint control, segregation of discontinued operations in the Income Statement, non-reporting of direct taxes on sales deducted from Net Sales.

It is worth noting that proportional consolidation does not change Pecom Energía S.A.'s results, but implies the incorporation in each item of its Financial Statements of the amount corresponding to Companies under joint control in proportion to the relevant interest, instead of showing it in only one line in the general balance sheet and the income statement as it has been shown so far.

Analysis of Results of Operations

The table below shows the Company's results of operations for the three-month periods ended March 31, 2003 and 2002.

	2003	2002
Net sales	1,203	1,209
Cost of sales	(729)	(821)
Gross profit	474	388
Income from inventory valuation at net realization value	2	27
Administrative and selling expenses	(133)	(156)
Exploration expenses	(13)	(10)
Other operating loss, net	(10)	6
Operating income	320	255
Equity in earnings of affiliates	12	(863)
holding gains (losses)	(11)	(1,134)
Other income, net	(54)	74
Subtotal	267	(1,668)
Income tax provision	(97)	(30)
Minority interest	(10)	63
Net income (loss)	160	(1,635)

Net income: The Company reported a net income of P$160 million for 2003 quarter, compared to a P$1,635 million loss in 2002 quarter. In 2002, the enactment of the Public Emergency Law, the peso devaluation, the worsening of the economic and financial current crisis in Argentina, in addition to the de-dollarization and elimination of indexing clauses on utility rates severely affected 2002 quarter operations and resulted in significant losses. In the light of the incipient recovery of the Argentine economy, with more stabilized macroeconomic variables and a revalued exchange rate, during the period under review the Company's results resumed their historical trend recording a P$160 million gain.

Gross Profit: gross profit for the quarter increased P$86 million or 22.2% to P$474 million in 2003 quarter from P$388 million in 2002 quarter, mainly as a result of increased marketing margins of the main commodities in terms of pesos. Gross profit for the Oil and Gas Exploration and Production, Refining and Petrochemicals business segments significantly increased P$98 million, P$10 million and P$25 million, respectively. Conversely, as a result of restrictions on the increase of energy sales prices in the inflationary scenario prevailing in the previous year, gross profit for the Electricity business unit dropped by P$42 million.

Net sales: Net sales for 2003 quarter totaled P$1,203 million compared to P$1,209 million in 2002 quarter. The 2002 quarter includes P$8 million attributable to sales from the farming and forestry businesses and P$21 million to Conuar, which assets were divested in 2002 fiscal year. Excluding such activities, sales increased P$23 million. The price of the main commodities significantly rose as a consequence of a crude oil price rise and the alignment of domestic prices with export reference prices in the domestic market, thus recovering the significant gap in relative terms recorded in 2002 quarter. Such price increase was offset by the 18.2% drop in crude oil and natural gas sales volumes as a consequence of the restrictive investment policy implemented during the previous year and the Oil Strike in Venezuela. Sales for the Refining business segment increased P$137 million, Petrochemicals, P$87 million and Oil and Gas Exploration and Production, P$28 million. Conversely, and as a consequence of the limited possibilities to negotiate an increase in prices under the terms of the Public Emergency Law, sales for the Electricity business segment dropped P$102 million.

Administrative and selling expenses: Administrative and selling expenses dropped P$23 million or 14.7% to P$133 million from P$156 million, mainly as a result of the effect of revaluation of the exchange rate on expenses incurred abroad during the period under review and the drop, in terms of pesos, of expenses incurred in Argentina**.**

Other operating income, net: Other operating income, net recorded a P$10 million loss in 2003 quarter compared to a P$6 million gain in 2002 quarter.

Exploration Expenses: Exploration expenses increased P$3 million or 30% to P$13 million in 2003 quarter from P$10 million in 2002 quarter.

Operating income: operating income increased P$65 million or 25.5% to P$320 million in 2003 quarter from P$255 million in 2002 quarter, mainly as a result of the significant increase in gross profit and the drop in administrative and selling expenses. Such effects were partially offset by lower income (loss) from valuation of inventories at their realizable value.

Operating income for each business segment for 2003 and 2002 first quarters is broken down as follows:

(stated in million pesos)	2003	2002
Oil and Gas Exploration and Production	307	212
Refining	16	24
Petrochemicals	45	46
Hydrocarbon Marketing and Transportation	2	3
Electricity	14	19
Affiliates under joint control	(1)	30
Corporate Center, Other discontinued investments and eliminations	(63)	(79)
Total	320	255

Equity in earnings of affiliates: Equity in earnings of affiliates accounted for a P$12 million gain in 2003 quarter compared to a P$863 million loss in 2002 quarter. In 2002 quarter, equity in earnings of affiliates reflect the effects of the macroeconomic scenario after enactment of the Public Emergency Law that deeply changed the economic-financial equation of companies, mainly utility companies. Along these lines, the tremendous effect of devaluation, within a context where revenues remained unchanged as a consequence of the de-dollarization of rates and financial debts primarily denominated in foreign currency, affected the financial position, results of operations and the cash generation ability required to comply with financial obligations of such companies. Although the beforementioned economic-financial imbalances still persist in the period under review, operating performance of such companies recorded a P$12 million gain in 2003 quarter on account of the stabilization of certain macroeconomic variables in addition to the peso appreciation.

Financial income (expense) and holding gains (losses): Financial income (expense) and holding gains (losses) recorded P$11 million and P$1,134 million losses in 2003 and 2002 quarters, respectively. Excluding financial income (expense) of affiliates under joint control consolidated on proportional basis (whose financial income (expense) accounted for a P$35 million gain in the period under review compared to a P$260 million loss in 2002 quarter), financial income (expense) of Perez Companc and its subsidiaries recorded a P$46 million loss in 2003 quarter and a P$874 million loss in 2002 quarter. The loss recorded in the period under review is primarily attributable to: (i) net interest on the Company´s net borrowing financial position, in the amount of P$117 million; (ii) loss from financial derivatives in the amount of P$52 million, resulting from the variation of the reasonable value of derivatives not qualifying as efficient hedging, compared to the variation of the WTI future price curve, offset by (i) exchange differences resulting from the appreciation of the exchange rate in the period under review in the amount of P$106 million and (ii) a P$34 net million loss from exposure to inflation on the Company´s net borrowing position. The 2002 quarter was mainly characterized by the effect of devaluation on the Company´s net financial indebtedness. Exchange differences, net of the effects of conversion into pesos of assets abroad, accounted for a P$2,232 million loss, partially offset by a P$1,928 loss from exposure to inflation. In addition, it includes a P$213 million interest expense and a P$329 million loss from derivatives not qualifying as hedging instruments.

Other expenses, net: Other expenses, net recorded a P$54 million loss in 2003 quarter compared to a P$74 million gain in the same period of previous year. In 2003 quarter, losses were primarily attributable to the following: (i) P$50 million for contingencies related to the "ship or pay" contract with OCP, (ii) a P$27 million impairment charge to write off book value of interest in Catriel Oeste area for valuation at its net realizable value. Conversely, and considering refinancing by the Company of its liabilities arising from the purchase of a 10% interest in Distrilec, and that the new debt conditions are materially different in terms of both debt term and financial cost, at the time of refinancing the Company recognized a new debt measured on the basis of the best possible estimate of the discounted amount payable, recording a P$34 million gain. Income for 2002 quarter was primarily attributable to the sale of Pecom Agra in the amount of P$80 million.

Income tax: The income tax provision accounted for P$97 million and P$30 million losses in 2003 and 2002 first quarters, respectively.

Oil and Gas Exploration and Production

Operating income: Operating income for this business segment increased P$95 million or 44.8% to P$307 million in 2003 quarter from P$212 million in 2002 quarter.

	2,003	2002
Net sales	700	672
Costs of sales	(329)	(399)
Gross profit	371	273
Income from inventory valuation at net realization value	-	(3)
Administrative and selling expenses	(46)	(53)
Exploration expenses	(13)	(10)
Other operating income, net	(5)	5
Operating income	307	212

Net Sales: Net sales for this business segment increased P$28 million or 4.2% to P$700 million in 2003 quarter from P$672 million in 2002 quarter as a consequence of increased international crude oil sales prices partially offset by a sharp drop in production volumes.

Regarding operations in which sales price is basically determined by its international reference, the price per barrel, net of discounts on account of quality, averaged in both periods P$78.1 and P$59.4, respectively. Crude oil hedging policy in both periods accounted for an opportunity cost of P$28 million and P$50 million, respectively.

The restrictive investment policy implemented during 2002 aimed at protecting operating cash flow and directed towards products and countries with better margins, had a negative impact on production curves since in some cases the natural field decline could not be avoided. In addition, during 2003 quarter, operations at Oriente areas in Venezuela (Acema, Mata, Oritupano) were strongly affected and therefore restricted by the Oil Strike in Venezuela.

Combined oil and gas sales volumes declined to 143.1 thousand boe/d or 18.2% in 2003 quarter from 174.9 thousand boe/d in 2002 quarter. Oil sales volumes decreased to 97.6 thousand bbl/d or 19.3% in 2003 quarter from 120.9 thousand bbl/d in 2002 quarter. Gas sales volumes dropped to 273.5 million cubic feet per day or 15.6% in 2003 quarter from 324.0 million cubic feet per day in 2002 quarter.

Argentina

Oil and Gas Exploration and Production net sales in Argentina increased P$28 million or 7.5% to P$400 million in 2003 quarter from P$372 million in 2002 quarter. This rise is attributable to a 24.6% increase in oil sales prices and to a 13.6% drop in combined oil and gas sales volumes to 86.5 thousand boe/d from 100.1 thousand boe/d in 2002 quarter.

In Argentina, oil sales increased P$39 million or 11.8% to P$368 million in 2003 quarter from P$329 million in 2002 quarter. Such increase is attributable to a 24.6% sales price increase to P$79 per barrel from P$63.4 in the same period of previous year, partially offset by a 10.3% decrease in sales volumes to 51.7 thousand bbl/d from 57.6 thousand bbl/d. Such drop mainly results from a natural decline in production at the Austral Basin fields on account of the restrictive investment policy in place during 2002.

Tax on exports, which had an effect on the Company´s revenues as from April 2002, accounted for a P$16 million lower revenue in 2003 quarter.

Natural gas sales revenues declined P$11 million or 25.6% to P$32 million in 2003 quarter from P$43 million in 2002 quarter. Daily gas sales volumes declined 17.9% to 209.1 million cubic feet per day, mainly due to a decrease in production volumes in the Austral Basin areas as a consequence of the beforementioned restrictive investment policy. Sales prices dropped 9.8% to P$1.71 per thousand cubic feet. The effect of de-dollarization of sales agreements was partially offset by dollarization of certain agreements relating to the Austral basin.

Outside of Argentina

Combined sales of oil and gas outside of Argentina totaled P$300 million in both quarters. The increase in oil sales prices, in line with international reference prices, was offset by a decrease in total oil and gas sales volumes to 56.6 thousand boe/d or 24.4% from 74.9 boe/day.

Venezuela
Oil and gas sales in Venezuela dropped P$51 million or 26.8% to P$139 million in 2003 quarter from P$190 million in 2002 quarter. Such drop is primarily attributable to the decrease in sales volumes mainly as a result of the National Oil Strike. Conversely, and offsetting such effect, the average sale price per barrel of oil equivalent increased to P$46.8 per boe or 20.9%.

In the period under review, the average price per barrel of oil increased to P$41.6 or 51.3% from P$27.5 in 2002 quarter.

Peru
Combined oil and gas sales in Peru increased to P$109 million or 32.9% in 2002 quarter from P$82 million in 2002 quarter. This significant increase was mainly boosted by the rise in the average oil sales price per barrel to P$98.6 or 36.9% from P$72.0, in line with its international reference. Daily crude oil sales volumes increased to 11.6 thousand barrels or 4.5% compared to 11.1 thousand barrels in 2002 quarter. Such increase in volumes mainly resulted from the intensive work over plan performed.

Bolivia
Combined oil and gas sales in Bolivia dropped to P$27 million from P$28 million in the same period of previous year. Combined daily oil and gas sales slightly increased to 7.9 thousand boe/d in 2003 quarter from 7.8 thousand boe/d in 2002 quarter.

Ecuador
As a consequence of the approval of the Development Plan for Block 18 in 2002 fourth quarter, sales in Ecuador totaled P$25 million in 2003 quarter. Daily crude oil sales volumes, net of the Government's interest, totaled 2.6 thousand barrels per day. The sales price was P$104.2 per barrel.

Gross profit: Gross profit for this business segment increased to P$371 million or 35.9% in 2003 quarter. Gross margin increased to 53% in 2003 quarter from 40.6% in 2002 quarter mainly as a consequence of a rise in international sales prices, partially offset by reduced sales volumes and the tax on crude oil exports imposed in Argentina.

Administrative and selling expenses: Administrative and selling expenses decreased to P$46 million or 13.2% from P$53 million in 2002 quarter. The administrative and selling expenses to sales ratio was approximately 7% in 2003 quarter and 8% in 2002 quarter.

Exploration expenses: Exploration expenses totaled P$13 million in 2003 quarter mainly attributable to charges in connection with *Atascadero* exploratory well located at Lote XVI in Peru that proved to be unsuccessful and the seismic related to such well.

Refining

Operating income. Operating income for this business segment declined P$8 million or 33.3% to P$16 million in 2003 quarter from P$24 million in 2002 quarter, mainly as a result of lower income (loss) from valuation of inventory at their realizable value compared to income (loss) in 2002 quarter.

	Refining	
	2003	2002
Net sales	310	173
Costs of sales	(288)	(161)
Gross profit	22	12
Income from inventory valuation at net realization value	9	27
Administrative and selling expenses	(13)	(12)
Other operating (expenses) income, r	(2)	(3)
Operating income	16	24

Gross profit. Gross profit for 2003 quarter increased P$10 million or 83.3% to P$22 million from P$12 million. Gross margin, however, remained unchanged (7%) compared to 2002 quarter. The combined effect of increased sales volumes and a rise in sales prices allowed to offset the increase in crude oil costs and maintain margins.

In 2003 quarter, express Argentine Government initiatives curbed the passing through of increased crude oil costs to sales prices. Crude oil average international reference price increased 57.9% to 34 US$/bbl from 21.56 US$/bbl in 2002 quarter, as a consequence of the conflict scenario early in 2003 which broke into the war on Iraq. In order to mitigate the impact on prices, on January 30, 2003, Resolution 85/03 was adopted and served to ratify the agreement (effective as from January 1, 2003 for an original pre-established three-month term) signed by Producers and Refineries at the Federal Executive's request, aimed at seeking stability of crude oil, gasoline and diesel oil prices. Such agreement provided that crude oil deliveries from Producers to Refineries should be billed and paid based on a WTI reference price of 28.5 US$/bbl. Any positive or negative difference between the actual WTI and the reference price should be paid out of balances resulting from a WTI lower than 28.5 US$/bbl. Refineries, in turn, have committed themselves to reflect the reference crude oil price in the prices offered by them to the domestic market.

In 2003 quarter, average crude oil price in terms of pesos increased 61.6% to P$89.7/bbl from P$55.5/bbl in 2002 quarter, reflecting the agreement subscribed between refineries and producers. As a result of this behavior of crude oil costs and the agreement mentioned above, refined product sales prices rose at an average of 50%.

In line with the strategy designed to maximize product contribution margins implying the optimization of crude oil processed, crude oil processed increased to 28,405 bbl/d or 34% in 2003 quarter.

Net sales. Net sales of refinery products increased P$137 million or 79% to P$310 million in 2003 quarter from P$173 million in 2003 quarter, mainly boosted by increased prices and sales volumes. Average sales prices for diesel oil, heavy products, benzene, gasolines, paraffins and asphalts increased 46%, 57%, 68%, 55%, 46% and 74%, respectively. Total sales volumes increased 19% compared to 2002 quarter mainly due to a 24% increase in domestic market sales while export volumes rose 12% compared to 2002. Sales volumes (including domestic and export markets) for diesel oil, benzene, heavy products and asphalts increased 31%, 33%, 97% and 43%, respectively. In contrast, sales volumes for paraffins and gasolines dropped 29% and 10%, respectively.

The diesel oil domestic market recorded a 4.7% recovery in 2003 quarter boosted by an increased demand in the farming sector. Pecom's sales volumes increased 54% reaching a 4.4% market share (25% higher compared to 2002 first quarter). As regards gasolines, Pecom's sales volumes dropped in line with the 15.2% market shrinkage on account of increased consumption of substitute fuels such as CNG.

Other operating income: Other operating income recorded P$2 million and P$3 million losses in 2003 and 2002 first quarters, respectively, in both cases due to the under-absorption of fixed costs imposed by the policy designed to optimize crude oil volumes processed.

Petrochemicals

Operating income. Operating income for the Petrochemical business segment slightly decreased P$1 million or 2% to P$45 million in 2003 quarter from P$46 million in 2002 quarter due to reduced income (loss) from valuation of inventory at realizable value compared to 2002 quarter, offset by an increase in the segment's contribution margins.

	2003	2002
Net sales	306	219
Costs of sales	(234)	(172)
Gross profit	72	47
Income from inventory valuation at net realization value	-	27
Administrative and selling expenses	(27)	(30)
Other operating (expenses) income,	-	2
Operating income	45	46

Gross profit. Gross profit rose P$25 million or 53.2% to P$72 million in 2003 quarter from P$47 million in 2002 quarter. Gross margin on sales increased to 23.5% in 2003 quarter from 21.5% in 2002 quarter. The styrenics business both in Argentina and Brazil was favorably affected by increased international margins compared to 2002, boosted by increased prices, in line with the increase in the price of their supplies and higher sales volumes. The fertilizers' business was favorably affected by a significant recovery in sales volumes.

Net sales. net sales rose P$87 million or 39.7% to P$306 million in 2003 quarter from P$219 million in 2002 quarter.

Sales of styrenics in Argentina rose P$44 million or 53.6% to P$126 million from P$82 million (including exports to Innova in the amount of P$1 million and P$13 million, respectively) boosted by increased prices and sales volumes.

Comparing both quarters, styrene and polystyrene prices increased an average of 49% and 40%, respectively, reflecting not only the 58% and 53% increase in international reference prices, respectively, but also the effect of passing through higher costs (mainly imported supplies) and increased export prices. Regarding synthetic rubber, the average price increased 14%, compared to 2002 quarter.

Total sales volume in 2003 quarter was 26% higher compared to 2002 quarter, mainly due to a 46% increase in domestic sales in line with the domestic market recovery, while exports increased 9%. In this respect, styrene sales volumes increased an average of 199%. Domestic sales and exports increased 150% and 269%, respectively. The increase in domestic sales derived from a market recovery compared to the market shrinkage in 2002 quarter and increased exports mainly derived from capitalizing on high international prices and from new sales agreements with Chilean clients and mainly from sales to Brazil. Regarding rubber, total sales volume increased 41% due to increased exports that grew an average of 59%, mainly SBR rubber exports that rose 72%, mainly to Brazil, Chile and Peru. The domestic market, in turn, recorded a 5% increase compared to 2002 quarter due to import substitution. Polystyrene sales volumes decreased 33% compared to 2002 quarter due to a 63% decrease in export volumes which mainly derives from dispatch of high-impact polystyrene to Brazil in 2002 quarter due to problems at Innova plant.

Fertilizers sales increased P$10 million or 30% to P$43 million from P$33 million, mainly as a result of increased sales volumes that doubled 2002 quarter volumes (especially liquid fertilizers, reflecting the campaign that is being conducted since mid-2002), partly as a result of an increased demand due to late seeding and application of fertilizers on second-grade corn and soybean and to the low sales volumes for 2002 quarter.

Innova sales for 2003 quarter increased P$21 million or 18% to P$137 million from P$116 million, mainly due to improved styrene prices and polystyrene and styrene sales volumes. Styrene average sales price (after the effect of inflation in Argentina) increased 29% boosted by the combined effect of the increase in international prices, the passing through of increased supplies costs and the revaluation of the real which allowed for an improvement in domestic prices in Brazil, while polystyrene sales prices decreased 4%. Styrene and polystyrene sales volumes in the Brazilian market increased 4.5% and 15.4%, respectively, since clients made anticipated orders in order to protect themselves from an expected price rise. This derived in a slowdown in demand in March, mainly in the disposable items and refrigeration segments. Polystyrene export volume dropped 17.8%, due to the decision to prioritize monomer sales in the domestic market with better margins. The main export destination remained South Africa.

Administrative and selling expenses. Administrative and selling expenses declined to P$27 million from P$30 million mainly due to effect of the peso revaluation on Innova expenses in the quarter under review.

Hydrocarbon Marketing and Transportation

Operating income: Operating income for the Hydrocarbon Marketing and Transportation business segment totaled P$2 million and P$3 million in 2003 and 2002 first quarters, respectively.

Operating income for this business segment is broken down as follows:

	Own Operation	
	2003	2002
Net sales	9	3
Costs of sales	(9)	(3)
Gross profit	-	-
Administrative and selling expenses	(1)	-
Other operating income, net	3	3
	-	-
Operating income	2	3

The Company's own operations include oil, gas and LPG brokerage services. Sales revenues significantly increased in the period under review to P$9 million from P$3 million as the Company closed an specific oil transaction during 2003 quarter taking advantage of logistics comparative advantages. Due to the business specific features, characterized by low contribution margins, gross profit remained unchanged.

Other operating income:

In relation to advisory services provided to TGS's technical operator, the Company posted P$3 million gains in both periods.

Electricity

Operating income: Operating income for the Electricity business segment fell P$5 million or 26.3% to P$14 million in 2003 quarter from P$19 million in 2002 quarter. The first quarter of 2002 includes a P$11 million gain attributable to interest in Conuar S.A., which was divested in 2002 fourth quarter. Within the current economic context, as from January 2002 the activity's margins were significantly affected by the provisions of the Public Emergency Law. In such respect, de-dollarization of tariffs and contracts within an inflation and devaluation scenario adversely affected the business segment operating performance.

	Generación eléctrica		Conuar/Fae		Otros		Total	
	2003	2002	2003	2002	2003	2002	2003	2002
Ventas netas	44	58	-	21	2	3	46	82
Costos de ventas	(32)	(53)	-	(8)	(2)	(7)	(34)	(68)
Utilidad bruta	12	5	-	13	-	(4)	12	14
Resultado por valuación de bienes de cambio a su valor de realización	-	-		3	-	-	-	3
Gastos de administración y comercialización	(2)	(3)	-	(2)	-	-	(2)	(5)
Otros resultados operativos	-	-	-	0	4	7	4	7
Utilidad operativa	10	2	-	11	4	3	14	19

Operating income for this business segment is broken down as follows:

Electricity Generation

Net sales: Sales of electricity generation decreased P$14 million or 24.1% to P$44 million in 2003 quarter from P$58 million in 2002 quarter.

Net sales attributable to the Genelba Power Plant dropped P$13 million or 26.5% to P$36 million in 2003 quarter from P$49 million in 2002 quarter, as a result of the combined effect of a drop in energy prices and in sales volumes. The average monomic price of energy and power delivered dropped 14.4%, amounting to an average of P$32.6 per MWh and P$38.1 per MWh, respectively, mainly due to the de-dollarization mentioned above. In 2003 quarter, energy deliveries dropped 16.3% to 1,091 GWh from 1,303 GWh in 2002 quarter, since due to the high water supply the Power Plant dispatch to the network was lower during the period under review. This was reflected in a decline in the plant factor from 90.8% to 71.5% in 2003 quarter. Genelba Power Plant availability factor was 99.5% in 2003 quarter and 94.3% in 2002 quarter, which values evidence the excellent technical conditions of the equipment.

Net sales attributable to Pichi Picún Leufú totaled P$7 million in both periods, due to increased sales volumes offset by lower sales prices. In 2003 quarter energy delivered increased 43.5% to 241 GWh from 1,686 GWh, in line with the high water supply during 2003 quarter, recording a 20% increase compared to the historical average. In 2003 quarter the average monomic price of energy and power delivered was affected by rate de-dollarization and dropped to P$30.7 per MWh or 23.1% from P$39.9 per MWh in 2002 quarter. In accordance with the Energy Support Price Method mechanisms and by virtue of the prices recorded in both fiscal years and future estimates, the Company recorded P$1 million and P$2 million gains in 2003 and 2002 quarters, respectively.

Gross profit: Gross profit for the generation business rose to P$12 million in 2003 quarter from P$5 million in 2002 quarter. Gross margin for the generation business increased to 27.3% from 8.6%, mainly as a result of a lower purchase price in constant money of the natural gas used as fuel in Genelba Power Plant during the quarter under review.

Administrative and selling expenses: Administrative and selling expenses for the generation activity totaled P$2 million in 2003 quarter and P$3 million in 2002 quarter.

Other operating income

Income from advisory services provided to Edesur S.A.'s technical operator totaled P$4 million in 2003 quarter and P$7 million in 2002 quarter.

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The information below for the three-month periods ended March 31, 2002 and 2001 should be read together with the financial statements attached hereto and does not have the retroactive effect under the new professional accounting standards.

Balance sheet

(millions of argentine pesos)	03-31-03	03-31-02	03-31-01
Current assets	2,407	3,845	2,715
Noncurrent assets	11,011	14,327	10,180
Total assets	13,418	18,172	12,895
Current liabilities	2,671	6,427	2,774
Noncurrent liabilities	5,723	6,859	3,702
Sub-Total	8,394	13,286	6,476
Transitory differences on derivatives and conversion	(135)	-	-
Minority interest in subsidiaries	563	155	158
Shareholders' equity	4,596	4,731	6,261
Total	13,418	18,172	12,895
Working capital	(264)	(2,582)	(59)

Statement of income

(millions of argentine pesos)	Three-month period ended.		
	03-31-03	03-31-02	03-31-01
Gross profit less administrative and selling expenses and exploration expenses	330	175	127
Other operating income, net	(10)	12	11
Equity in non-operating earnings of affiliates	12	(1,018)	47
Other (expenses) income, net	(54)	67	255
Financial income (expense) and holding gains (losses)	(11)	(489)	(95)
Subtotal	267	(1,253)	345
Income tax	(97)	(38)	(9)
Minority interest in subsidiaries	(10)	13	(9)
Net income for the period	160	(1,278)	327

	03-31-03	03-31-02	03-31-01
a- *Current ratio* (Current assets / Current liabilities)	0.901	0.598	0.979
b- *Acid Test* ((Cash + Current Investments + Trade receivables) / Current liabilities)	0.506	0.363	0.574
c- *Total Indebtedness* (Total liabilities / Shareholders' equity)	1.826	2.808	1.034
d- *Current liabilities / Total liabilities*	0.318	0.484	0.428
e- *(Total liabilities + Minority interest)/ Shareholders' equity*	1.949	2.841	1.060
f- *Income before income tax and minority interest/ (Shareholders' equity - Net income)*	0.241	(0.836)	0.233

(*) Annualized

LISTED PRICE OF PEREZ COMPANC´S SHARE

	2000	2001	2002	2003
January	1.87	1.83	2.32	2.23
February	2.06	1.47	2.32	2.34
March	1.72	1.62	2.45	2.07
April	1.52	1.53	2.12	2.08
May	1.58	1.54	1.70	
June	1.83	1.35	2.24	
July	1.74	1.26	1.78	
August	1.67	1.32	1.82	
Setember	1.62	1.01	2.00	
October	1.44	1.07	1.95	
November	1.42	0.98	2.07	
December	1.54	1.98	2.25	

PECOM ENERGIA'S STATISTICAL DATA

	For the three-month period ended March 31,				
	2003	2002	2001	2000	1999
Crude oil sales (thousands of barrels)					
Argentina	4,652	5,191	5,547	4,309	4,624
Venezuela	2,732	4,568	3,693	2,857	2,901
Peru	1,040	1,002	1,072	1,109	1,216
Bolivia	120	127	119	75	36
Ecuador	236	2	-	-	-
Total	8,780	10,890	10,431	8,350	8,777
Natural gas sales (thousands of cubic feets)					
Argentina	18,816	22,913	24,247	13,222	14,153
Venezuela	1,527	1,910	1,587	965	556
Peru	740	766	810	797	667
Bolivia	3,528	3,451	3,247	1,516	1,598
Total	24,611	29,041	29,891	16,500	16,974
Petrochemical sales (tons)					
Fertilizer	66,251	31,691	51,143	54,322	44,532
SBR	14,197	10,101	11,392	13,990	14,148
Styrene	35,874	26,853	25,525	48,028	14,589
Propylene	6,302	4,170	4,262	1,686	-
Polystyrene	37,769	34,451	36,886	20,457	17,467
Refining products sales					
Aromatics (tons)	13,353	12,808	13,928	12,165	22,957
Bencen (tons)	12,203	6,180	13,258	8,412	12,873
Gasoline (m3)	27,518	30,066	30,852	38,251	27,662
Gas Oil (m3)	184,457	140,412	185,317	158,041	201,914
Other middle distillates (m3)	787	1,563	3,101	2,848	7,539
Asfalts (tons)	14,966	10,514	22,731	12,122	19,290
Reformer plant products (Tn)	18,029	13,876	14,621	12,934	-
Other heavy products (tons)	121,505	91,664	72,582	53,355	89,764
Electricity generation (gwh)					
Energy produced	1,174	1,359	1,016	1,353	601
Contracted sales	389	328	256	367	378
Spot sales	943	1,143	859	1,008	368
Total sales	1,332	1,471	1,115	1,375	746

Outlook

The year 2002 was a year of transition and adjustment to the new scenario. As it was the case in the first quarter, we believe that the rest of 2003 presents a much different picture, with good expectations regarding results of operations and cash generation from the Company's businesses, both on the basis of their strength and the sustained product price level.

It is worth noting that as in other circumstances the renowned human quality and professional skills of Perez Companc´s team will be of the essence for such positive expectations to be met.

Throughout the year, we will continue evaluating all and every asset of the Company with a view to seeking consolidation of the Company´s portfolio with the most profitable assets having the greatest potential. Therefore, we will keep on concentrating our businesses on the Oil and Gas Exploration and Production, Oil and Gas Marketing and Transportation, Refining, Petrochemicals and Electricity businesses.

As part of our 2003 action plan, we expect to increase our capital expenditure budget compared to that of 2002. In such respect, investments will be mainly made in the Oil and Gas business, especially in Argentina, Venezuela and Ecuador.

As regards utility companies, we will keep on working to achieve a reasonable and fair rate recovery.

The Company is solidly positioned to face short-term challenges for the rest of 2003, and to resume the investment and growth plans in the new Argentine economic scenario.

Oscar Vicente
Director

INDEPENDENT PUBLIC ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Perez Companc S.A.:

1. We have made a limited review of the accompanying consolidated balance sheet of Perez Companc S.A. (an Argentine Corporation) and its subsidiaries as of March 31, 2003, and the related consolidated statements of income, cash flows and changes in shareholders' equity for the three-month period then ended, all expressed in Argentine pesos (ARS) as described in note 1.c) to the consolidated financial statements. These consolidated financial statements are the responsibility of the Company's management.

2. Except as described in paragraph 5, we conducted our review in accordance with auditing standards generally accepted in Argentina for the review of financial statements for interim periods. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. The Company has prepared its financial statements as of March 31, 2003, giving effect to the accounting changes required by the new accounting standards mentioned in note 2 to the consolidated financial statements. As stated in such note, certain changes have been adopted by the Company without modifying the balances determined prior to the effective date of the new accounting standards, as established by such standards, which affect the comparability of the accompanying financial statements.

4. The accompanying consolidated financial statements as of March 31, 2003, are presented in conformity with accounting principles generally accepted in Argentina. Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Argentina, may not conform with accounting principles generally accepted in the United States of America. The effects of the differences between accounting principles generally accepted in Argentina and the accounting principles generally accepted in the United States of America have not been quantified.

5. We have not made a limited review of the financial statements as of March 31, 2003 of the affiliates Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A., Transportadora de Gas del Sur S.A. and Empresa Boliviana de Refinación S.A. nor were we able to satisfy ourselves by other procedures as to the investment and equity in earnings balances. The aggregate book value of the investments in such companies as of March 31, 2003, is approximately ARS 273.000.000, and the loss booked from such investments for the three-month period then ended is approximately ARS 6.500.000.

6. As described in note 1 to the consolidated financial statements, the Company has not booked in the accompanying consolidated financial statements the investment in the affiliate Compañía Inversora en Transmisión Eléctrica Citelec S.A., under the proportional consolidation method, as required by accounting principles generally accepted in the City of Buenos Aires, Argentina.

7. As stated in note 2 to the consolidated financial statements and according to the regulation of the Company controlling authority, the Company has not recorded the effects of the variations in the purchasing power of the Argentine Peso as from March 1, 2003, as required by accounting principles generally accepted in the City of Buenos Aires, Argentina. The Company has not quantified the effects of this issue in the income for the period and in the shareholders' equity as of March 31, 2003.

8. As described in note 1 to the consolidated financial statements, the Company, in compliance with the regulations of the Company controlling authority, has recorded its deferred tax assets and liabilities at their nominal values. The accounting principles generally accepted in the City of Buenos Aires, Argentina, establish that such assets and liabilities must be booked at their discounted values. The Company has not quantified the effects of this issue in the income for the period and in the shareholders' equity as of March 31, 2003.

9. Based on our review, except for the effect of the adjustments, if any, as might have been required had there been no limitation in the scope of our work described in paragraph 5 and except for the effect of the matter discussed in paragraph 6, we are not aware of any material modifications that should be made to the financial statements mentioned in paragraph 1 for them to be in conformity with the Business Association Law and the pertinent regulations of the National Securities Commission, and except for the effect of the matters discussed in paragraphs 6, 7 and 8 with accounting principles generally accepted in the City of Buenos Aires, Argentina.

10. Regarding the balance sheet of Perez Companc S.A. as of December 31, 2002, and the statements of income, changes in shareholders' equity, and cash flows of Perez Companc S.A. for the three-month period ended March 31, 2002, presented for comparative purposes, we further report that:

a) On March 11, 2003, we issued an audit report on the financial statements of Perez Companc S.A. and Perez Companc S.A. and its subsidiaries as of December 31, 2002, which included a qualification related to an uncertainty to the ultimate realization of the investments in the amount of approximately ARS 173,000,000 in its affiliates Compañía de Inversiones de Energía S.A., Transportadora de Gas del Sur S.A., Compañía Inversora en Transmisión Eléctrica Citelec S.A., and Hidroneuquén S.A. Such financial statements include the effects of the accounting changes mentioned in note 2 to the consolidated financial statements but they do not consider the effects of the variations in the purchasing power of the Argentine Peso as from March 1, 2003. We have not audited any financial statement as of any date or for any period subsequent to December 31, 2002.

b) On May 10, 2002, Pistrelli, Díaz & Asociados Sociedad Civil, as Andersen member firm, issued a limited review report on the financial statements of Perez Companc S.A. and Perez Companc S.A. and its subsidiaries for the three-month period ended March 31, 2002, which included a qualification resulting from the non recognition of the effects of the variations in the purchasing power of the Argentine Peso and a scope limitation since a limited review as of March 31, 2002 of the affiliates Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A., Transportadora de Gas del Sur S.A., and Enron de Inversiones de Energía S.C.A. had not been performed. This report does not cover the changes included by the Company's Management to such financial statements to include the accounting changes mentioned in note 2 to the consolidated financial statements and to recognize the effects of the variations in the purchasing power of the Argentine Peso as of March 31, 2002. Likewise, such financial statements do not include the effects of the variations in the purchasing power of the Argentine Peso as from March 1, 2003.

Buenos Aires, Argentina
May 9, 2003

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol.1 - F°13

DANIEL G. MINENNA
Partner
C.P.A. Buenos Aires University
C.P.C.E.C.A.B.A. Vol.175 - F°221

PEREZ COMPANC S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002
(Stated in millions of Argentine pesos - See Note 1.c)

	2003	2002
Net sales	1,203	1,209
Costs of sales (Note 22.b)	(729)	(821)
Gross profit	474	388
Income from inventory valuation at net realization value	2	27
Administrative and selling expenses (Note 22.d)	(133)	(156)
Exploration expenses (Note 22.d)	(13)	(10)
Other operating (expenses) income, net (Note 16.c)	(10)	6
Operating income	320	255
Equity in earnings of affiliates (Note 8.b)	12	(863)
Financial income (expense) and holding gains (losses), net (Note 11)		
Generated by assets	(117)	7,014
Generated by liabilities	106	(8,148)
Other (expenses) income, net (Note 16.d)	(54)	74
(Loss) income before income tax and minority interest in subsidiaries	267	(1,668)
Income tax provision	(97)	(30)
Minority interest in subsidiaries	(10)	63
Net income (loss)	160	(1,635)
Earning (losses) per share (Note 3)	0.075	(0.770)

The accompanying notes are an integral part of these consolidated financial statements.

1

PEREZ COMPANC S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002
(Stated in millions of Argentine pesos - See Note 1.c)

	2003	2002
CURRENT ASSETS		
Cash	118	93
Investments (Note 8.a)	497	664
Trade receivables	736	784
Other receivables (Note 16.a)	551	734
Inventories (Note 7)	336	356
Other assets (Note 8.V)	169	178
Total current assets	2,407	2,809
NONCURRENT ASSETS		
Trade receivables	20	21
Other receivables (Note 16.a)	123	220
Inventories (Note 7)	62	39
Investments (Note 8.a)	1,089	1,103
Property, plant and equipment (Note 22.a)	9,695	10,433
Other assets	22	24
Total noncurrent assets	11,011	11,840
Total assets	13,418	14,649
CURRENT LIABILITIES		
Accounts payable	665	667
Short-term debt (Note 11)	1,389	1,543
Payroll and social security taxes	94	76
Taxes payable	102	133
Reserves (Note 13.e)	31	28
Other liabilities (Note 16.b)	390	344
Total current liabilities	2,671	2,791
NONCURRENT LIABILITIES		
Accounts payable	7	9
Long-term debt (Note 11)	5,146	6,130
Payroll and social security taxes	20	25
Taxes payable	5	120
Other liabilities (Note 16.b)	418	496
Reserves (Note 13.e)	127	86
Total noncurrent liabilities	5,723	6,866
Total liabilities	8,394	9,657
TRANSITORY DIFFERENCES		
Measurement of derivative financial instruments designated as effective hedge	(57)	-
Translation	(78)	-
Total transitory differences	(135)	-
MINORITY INTEREST IN SUBSIDIARIES	563	556
SHAREHOLDERS' EQUITY (Per respective statements)	4,596	4,436
	13,418	14,649

The accompanying notes are an integral part of these consolidated financial statements.

PEREZ COMPANC S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

(Stated in millions of Argentine pesos - See Note 1.c)

	2003							2002
	Capital stock			Retained earnings				
	Capital stock	Adjustment to capital stock	Additional paid-in capital	Legal reserve	Unappropriated retained earnings	Treasury stock (a)	Total	Total
Balances at beginning of the year	2,132	2,554	664	37	(541)	(33)	4,813	6,053
Change in balances at beginning of the year due to changes in accounting method (Note 2)	-	-	-	-	(377)	-	(377)	(38)
Adjusted balances at beginning of the year	2,132	2,554	664	37	(918)	(33)	4,436	6,015
Net income (loss)	-	-	-	-	160	-	160	(1,635)
Balances at at end of the year	2,132	2,554	664	37	(758)	(33)	4,596	4,380

(a) See Note 3.n)

The accompanying notes are an integral part of these consolidated financial statements.

PEREZ COMPANC S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (a)
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002
(Stated in millions of Argentine pesos - See Note 1.c)

	2003	2002
Cash provided by (used in) operations:		
Net income (loss)	160	(1,635)
Reconciliation to net cash provided by (used in) operating activities:		
Minority interest in subsidiaries	10	(63)
Equity in earnings of affiliates	(12)	863
Income on current investments other than cash and cash equivalents	107	(32)
Financial (income) expense, net	(248)	878
Dividends collected from affiliates (Note 8.c)	5	-
Depreciation of property, plant and equipment	213	291
Impairment of unproved oil and gas properties	10	-
Allowance for contractual commitment OCP	50	-
Income from sale of Catriel Oeste	27	-
Discount of assets and liability	(36)	-
Income tax provision	97	30
Income tax provision cash	(2)	(13)
Accrued interest	132	240
Interest paid	(181)	(248)
Reserves	(3)	(3)
Other	(4)	(57)
Changes in assets and liabilities:		
Trade receivables	48	(271)
Other receivables	143	(202)
Inventories	1	(75)
Other assets	31	-
Accounts payable	(34)	270
Payroll and social security taxes	(1)	44
Taxes payable	(63)	5
Other liabilities	20	267
Transitory differences	(135)	-
	335	289
Payments in advance	(80)	(395)
Net cash provided by (used in) operations	255	(106)
Cash provided by (used in) investing activities:		
Acquisition of property, plant and equipment and interest in companies and oil and gas areas	(186)	(238)
Net decrease in investments other than cash and cash equivalents	(100)	(2)
Contributions and advances to unconsolidated affiliates	-	(28)
Return of dividends collected	-	(5)
Net cash used in investing activities	(286)	(273)
Cash provided by (used in) financing activities:		
Net increase (decrease) in short-term debt	4	(37)
Payments of long-term debt	(25)	(967)
Increase in long-term debt	-	143
Net cash used in financing activities	(21)	(861)
Devaluation and inflation effect on cash	(81)	1,090
Decrease in cash	(133)	(150)
Cash and cash equivalents at beginning	725	1,269
Cash and cash equivalents at end	592	1,119

(a) Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of
    when purchased.

The accompanying notes are an integral part of these consolidated financial statements.

PEREZ COMPANC S.A. AND SUBSIDIARIES

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003**
(Amounts stated in millions of Argentine pesos — see Note 1.c, unless otherwise indicated)

1. Basis of presentation

Perez Companc S.A. consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission ("Comisión Nacional de Valores" or "CNV") and except for the matters described in Note 2, with Accounting Principles Generaly Accepted in Buenos Aires City, Argentina ("Argentine GAAP").

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolutions No. 4 and 19 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Perez Companc S.A. (hereinafter "Perez Companc" or "The Company") has consolidated line by line its financial statements with the financial statements of the companies over which Perez Companc exercises exclusive or joint control. Joint control exists where all the shareholders, or only the shareholders owning a majority of votes, have resolved, on the basis of written agreements, to share the power to define and establish a company's operating and financial policies.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flow of such subsidiaries, reflecting separately all minority interests in the subsidiaries. Related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the subsidiary under joint control and the interest in its income (loss) and cash flows are replaced by the Company's proportional interest in the subsidiary's assets, liabilities, income (loss) and cash flows. Related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the controlling company.

The data about the companies over which the Company exercises control, joint control or significant influence are disclosed in Note 22.e).

Companies under joint control includes the interests in Distrilec Inversora S.A., Compañía de Inversiones de Energía S.A. and Compañía Inversora en Transmisión Eléctrica S.A.("Citelec S.A."). As of March 31, 2003, and 2002, and as of December 31, 2002, the Company consolidated proportionally line by line the assets, liabilities, income (loss) and cash flows of Distrilec Inversora S.A. The Company has not consolidated proportionally the interests in: (i) Compañía de Inversiones de Energía S.A. since as of such dates such company had a negative shareholders' equity (see Note 8.VI), and (ii) Citelec S.A because as of the date of issuance of these financial statements the financial statements of such company as of March 31, 2003, had not been approved by its Board of Directors. In order to preserve the information's homogeneity, the Company did not consolidate proportionally line by line, in its comparative financial statements, the assets, liabilities, income (loss) and cash flows of Citelec S.A.

b) Foreing Currency translation

The Company applies the translation method established by Technical Resolution no. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

In the opinion of the Company's Management, the transactions carried out abroad have been classified as "not integrated" to the Company's transactions in Argentina. Such transactions are not an extension of the Company's transactions due to, among others, the following reasons:

a) transactions with the Company are not a high proportion of the entity's activities abroad;
b) activities of foreign business are partially financed with funds from its own transactions and with local loans;
c) sales, workforce, materials and other costs of goods and services related to transactions abroad are settled mainly in a currency other than the currency of the investor's financial statements; and
d) Company's cash flows are independent from the day-to-day activities of the foreign business and are not directly affected by the size or frequency of the activities of foreign business.

Upon applying the translation method, first the foreign transaction are remeasured into US dollars (functional currency for such transactions), as follows:

- Assets and liabilities stated at current value are converted at the closing exchange rates.
- Assets and liabilities measured at historical values and the income (loss) are converted at historical exchange rates.

After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

- Assets and liabilities are translated by using a current rate.
- Income (loss) is translated at the historical exchange rates.
- The translation effect arising from the translation of the financial statements is disclosed in the "Transitory differences-translation" account. The above also applies to: (a) exchange differences arising from a monetary item included in the net investment in the foreign entity, and (b) exchange differences arising from liabilities in foreign currency assumed to hedge such net investments.

As of March 31, 2003, exchange differences, net of deferred taxes, arising from the translation and other exchange differences related to the net investment and allocated to "Transitory differences-translation" totaled 78.

c) Restatement in constant money

The Company discloses its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements integrally recognize the effects of the changes in the purchasing power of Argentine peso through August 31, 1995. As from September 1, 1995, under CNV General Resolution No. 272, the Company interrupted the use of such method maintaining the restatements made through such date. This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended as from March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in pesos as of December 2001. Through General Resolution No. 415 dated July 25, 2002, the CNV required that the information related to the financial statements to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement in constant pesos method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences mentioned in note 3.g), which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

On March 25, 2003, the Federal Executive issued Executive Order No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency. Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method is not in accordance with accounting principles generally accepted in the City of Buenos Aires and the Company has not quantified such effect. In March 2003 deflation amounted to 0.6%.

Amounts as of December 31, 2002, and the income (loss) for the three-month period ended March 31, 2002, disclosed for comparative purposes result from restating the amounts in the financial statements as of such date following the guidelines indicated in the paragraph above.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company´s interests in oil and gas involve exploration and production joint ventures and have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

2. New accounting standards

These financial statements have been prepared in accordance with professional accounting standards effective in the City of Buenos Aires and the applicable CNV (Argentine Securities Commission) regulations to make the methods consistent with those used by the Parent, except for:

a) valuation of deferred tax at nominal value without applying any discounted values as required by CNV General Resolution No. 434.

b) the non recongnition of the restatement in constant money provided for in FACPCE Technical Resolution No. 6, as from March 1,2003, as described in title II of this note.

FACPCE Technical Resolutions Nos. 16, 17, 18, 19, and 20, approved as amended by the CPCECABA (Professional Council in Economic sciences of the City of Buenos Aires) and adopted by the CNV through its General Resolution No. 434, became effective on January 1, 2003. These new technical resolutions are a consequence of the process whereby Argentine professional accounting standards are being made consistent with the international accounting standards issued by the International Accounting Standards Committee (IASC); in addition, they provide clarification for certain issues which had not been provided for in past regulations.

The main changes included in the technical resolutions, that have resulted in significant effects on the Company's financial statements, are: (i) guidelines regarding the recognition, measurement, and disclosure of derivatives and hedging transactions; (ii) amendment of the method to translate the financial statements of foreign subsidiaries stated in foreign currency; (iii) the mandatory requirement to apply the deferred tax method to recognize income tax; (iv) measurement of asset and liability amounts on discounted bases; (v) changes in the frequency and method to compare assets with the recoverable values thereof; (vi) incorporation of guidelines to assess whether certain transactions including financial instruments, irrevocable capital contributions and preferred stock, among others, should be classified as liabilities or shareholders' equity; (vii) incorporation of new disclosure requirements including proportional consolidation of companies under joint control, change in the disclosure of direct sales revenues, information by segment, earnings per share, and the comparative information to be disclosed.

In addition, the Company amended the method used to recognize future estimated abandonment costs in oil & gas areas. Consistently with SFAS 143 guidelines, such costs discounted at a rate estimated upon initial measurement are capitalized together with the assets from which they originate and are depreciated by the production units method.

Estimated future restoration and abandonment costs discounted at an estimated rate at the time of their initial measurement, are included in the value at which the assets that gave rise to such costs are capitalized, and are depreciated using the units of production method. Additionally, a liability is recognized for such costs at the estimated value of the amount payable, discounted at an estimated rate at the time of their initial measurement.

In addition, a liability is recognized on such account at the estimated value of the amounts payable discounted at a rate estimated in its initial measurement.

Adopting new accounting standards has resulted in income in the amount of 64 during the three-months period ended March 31, 2003, and a (377) reduction to retained earnings at the beginning of the fiscal year, as disclosed below:

	March 31, 2003	December 31, 2002
Derivatives financial instruments (1)	7	(417)
Foreign currency translation (2)	91	-
Future abandonment costs (3)	-	45
Labor costs	2	(24)
Effects on affiliates	-	(8)
Discounted effect of nominal values of assets and liabilities (4)	36	(4)
Deferred tax (5)	(72)	31
	64	(377)

(1) In the past, the fair value of such instruments was not booked but the related income (loss) was recorded in income when losses and/or gains occurred as a result of the hedged position. Premiums paid were capitalized and amortized over the term of the option.

(2) In the past, gains (losses) on foreign currency translation were charged to income.

(3) In the past, these costs were accrued at nominal value and charged as a higher depreciation using the production units method.

(4) Calculated as provided for in CPCECABA Resolution MD No. 32/2002.

(5) In the past, the Company estimated income tax applying the effective rate on taxable income for the period regardless of any temporary differences between book and taxable income.

As established in the new accounting standards, there are certain transition regulations enabling to apply prospectively the valuation and disclosure method incorporated thereto. The transition standards applied by the Company, affecting the comparability of the financial statements, are:

a) The new methods for translating the financial statements of foreign subsidiaries stated in foreign currency were not applied retroactively.

b) The beginning balances resulting from the recognition, measurement, and booking of financial instruments qualified as effective hedge were not corrected.

3. Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements have been as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each year, including accrued interest, if applicable.

The summary of accounts denominated in foreign currency is disclosed in Note 22.c).

b) Inventories:

Crude oil stock: at reproduction cost.

Materials: of high-turnover, at replacement cost; low-turnover, at the last purchase price, restated in constant money, according to Note 1.c).

Work in progress and finished products relating to refining, petrochemical and electricity activities: at replacement or reproduction cost, as applicable proportional in the case of goods in process according to the degree of process of the related good.

Timber: recognizing organic growth, taking into account the following stages:

· 1st Stage-Young plantings: valued at incurred cost, restated in constant money, according to Note 1.c), increased by an annual growth rate determined on the basis of the historical average growth of the Company's plantations.

. 2nd Stage - Mature plantings: valued separately, at market price less a 10% profit margin and the related felling, loading, freight and other related costs.

Forestry products: at replacement or reproduction cost, as applicable.

Farming products: a) Seeding: at production cost, restated in constant money.
                            b) Livestock and cereals: at net realizable value.

The carrying amount of these assets, does not exceed their recoverable value.

c) Investments:

Listed shares and government securities:

- Available for sale: at market value at the end of each year, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income in the "Financial income (expense) and holding gains (losses)" account.

- Held to maturity: at original value increased based on its internal rate of return at acquisition. Interest gain is credited to income on accrual basis.

Under the government-securities voluntary conversion system provided by Federal Executive Decree No. 1387/01, the Company volunteered to swap provincial and federal government securities for secured loans for a carrying value of 8 and a market value of 3.

Executive Decree 1579/02 established the issuance of secured bonds, with final maturity date in 2018, monthly payable as from 2005. The principal balance shall be adjusted by the Benchmark Stabilization Coefficient, accruing interest at an annual 2% fixed rate. Foreign currency liabilities of the federal, provincial and municipal public sector effective as of February 3, 2002, whose applicable law is only Argentine law, shall be translated into pesos at the exchange rate of 1.40 pesos per US dollar and adjusted by the Benchmark Stabilization Coefficient, plus an annual 2% interest rate.

In addition, on March 31, 2003, the Company carries other securities with a market value that increased to 1, while their book value amounted to 4.

Certificates of deposit and loans to affiliates over which significance influence is exercised: at face value plus accrued interest.

Unlisted Government securities: at the original value increased based on the internal rate of return upon its addition to assets. Considering the default on the payment of the Argentine foreign debt and the significant uncertainties arising from the current Argentine economic situation, as of December 31, 2002 following a conservative accounting practice, the Company booked a valuation allowance for the notional value of Argentine External Bills in U.S. dollars, survey rate series 74, amounting to 30.

Tax credit certificates: at the estimated value based on the application of the certificates to the payment of federal taxes.

Investments in mutual funds: at the Company's interest on the funds' net assets, valued at market prices at the end of each year.

Shares — Participation in affiliates, in which the Company exercises significant influence:

By the equity method, following the procedure established by Technical Resolution No. 5 of the FACPCE. For the determination of the Company's equity in affiliates over which significance influence is excercised, the Company has used annual or special financial statements from affiliates as of March 31, 2003 and 2002, or the best available financial information.

For the determination of the Company's equity in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition and the holding of preferred stock and dividends by the affiliates. Cash dividends from affiliates approved by shareholders' meetings held prior to the date of issuance of these financial statements, which are placed at the shareholders' disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments.

Other shares – interests in affiliates in which the Company does not exercise significant influence: at acquisition cost restated in constant money or recoverable value, whichever is lower.

d) *Trade receivables and payables*

Trade receivables and payables have been valued at the spot cash estimated at the time of the transaction, plus accrued financial components.

e) *Financial receivables and payables*

Financial receivables and payables have been valued according to the money paid and collected, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time.

f) *Other receivables and payables*

Other receivables and payables have been valued on the basis of the best possible estimate of the amount to be collected and paid, respectively, discounted in the relevant cases, using the estimated rate at the time of initial meassurement, except for the deferred tax assets and liabilities. As established by CNV regulations, deferred tax assets and liabilities have not been discounted. This criterion does not comply with accounting standards effective in the City of Buenos Aires, which required that such balances have to be discounted.

g) Property, plant & equipment:

Property, plant & equipment, except as indicated below, have been valued at acquisition cost restated in constant money less related accumulated depreciation. Property, plant & equipment related to foreign transactions over which significance influence is excercised were converted into US dollars since that is the functional currency for such transactions and they have been translated into Argentine pesos at the exchange rate effective as of closing in accordance with the method for converting foreign transactions described in note 1.b).

Perez Companc uses the successful efforts method of accounting for its oil and gas exploration and production activities.

Exploration costs, excluding the costs of exploratory wells, are charged to expenses as incurred. Drilling costs of exploratory wells, including stratigraphic test wells, are capitalized pending determination of whether proved reserves exist which justify commercial development. If such reserves are not found, the drilling costs are charged to exploratory expense of the year. Drilling costs of productive wells and of dry holes drilled for development of oil and gas reserves are capitalized.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Mining property related to unproved reserves has been valued at cost and its recoverability is assessed from time to time on the base of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and abandonment costs discounted at an estimated rate at the time of their initial measurement, are included in the value at which the assets that gave rise to such costs are capitalized, and are depreciated using the units of production method. Additionally, a liability is recognized for such costs at the estimated value of the amount payable, discounted at an estimated rate at the time of their initial measurement.

The Company estimates its reserves at least once a year. Total oil and gas reserves as of December 31, 2002 and 2001, were audited by Gaffney, Cline & Associates Inc., independent international technical and management advisors.

Oil and gas producing properties are regularly assessed for possible impairment on a field-by-field basis. Perez Companc reviews its long-lived assets periodically or on an exception basis, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. In these cases, Perez Companc compares expected undiscounted future cash flows at a producing field level to the capitalized cost of the asset net of depreciation. If the future undiscounted cash flows, based on market estimates of future crude oil and natural gas prices (including the effect of any hedge contract on estimated future sales), operating costs, future development costs and anticipated production from proved reserves (developed and undeveloped), are lower than the capitalized cost net of depreciation, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

Perez Companc's remaining property, plant & equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during such process.

The carrying value of property, plant & equipment does not exceed its recoverable value.

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in the plant's (or some other production asset's) capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company´s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required. For oil and gas production properties, a provision is made through depreciation expenses for anticipated abandonment and restoration costs at the end of the property's useful life.

The Company records the related liabilities based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company´s own internal environmental policies.

i) Income tax, tax on minimum presumed income, royalties and withholdings on export of hydrocarbons:

The Company and its affiliates estimate income tax on individual basis under the deferred tax method.

The deferred tax balance as of the end of each period has been determined on the basis of the temporary differences generated in certain items that have a different accounting and tax treatment.

To book such differences, the Company uses the liability method, which established the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting measurement of assets and liabilities and the related tax meassurement. Temporary differences determine the balance of tax assets and liabilities where its future reversal decreases or increases the taxes determined. Where there are unused Tax loss carryforwards that may be offset against future taxable income, the Company will recognize a deferred tax asset, only to the extent that recovery of such asset is probable.

As of March 31, 2003, deferred assets less allowances for asset differences amount to 299 and deferred liabilities to 274.

Deferred tax assets and liabilities have been valued at their nominal value, as established by CNV's General Resolution No. 434. The professional accounting standards effective in the City of Buenos Aires require that such nominal value be discounted at a current rate estimated as of each period-end.

The tax on minimum presumed income is supplementary to income tax, since while the latter is levied on the year's taxable income, the tax on minimum presumed income is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the tax on minimum presumed income exceed the tax based on income in any given year, such excess may be applied to reduce any excess of income tax over the tax on minimum presumed income in any of the ten succeeding years.

For the operations in Argentina, Venezuela, Peru and Bolivia the income tax accrual was calculated at the tax rates of 35%, 34%, 30% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax and, a 34% income tax is levied on the dividends paid by Venezuelan companies, in event of income in excess of taxable income.

Law No. 25,239 and its Administrative Order No. 1037/2000 amended income tax law to establish, among other things, that shareholders residing in Argentina of companies organized or operating in countries with low or no-taxation with non-operating income exceeding 50% of net income, are to book accrued passive income such as interest, dividends, royalties, rents or other similar passive income to the fiscal year, although the income was not remitted or credited to any account. The Law and Administrative Order also establish that such companies shall not generate Argentine tax credits for the tax paid abroad.

Royalties are paid in Argentina, Peru and Bolivia for the production of crude oil and for effectively used volumes of natural gas. Those royalties are 12%, 24.5% and from 40% to 60%, respectively, of the wellhead estimated price for oil and gas. The wellhead price represents the final sales price less treatment, storage and transportation costs. Royalties are charged to production costs in the Oil and gas royalties account (See Note 21.e). In Venezuela, for the Acema, Mata and La Concepción (Third Round) areas, 30% royalties are paid with respect to the excess production, calculated based on the crude wellhead estimated price. Under contractual terms, royalties of the Third Round areas are deducted from the sales price. In Ecuador, the explotation agreement for Block 18 provides for a schedule of differential royalties according to oil prices.

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement, the Company will pay the provinces of Neuquén and Río Negro, as from August 2003, hydroelectric royalties of 1% increasing at a rate of 1% per annum up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Federal Government for the use of the power source equivalent to the 0.5% of the same amount base for hydroelectric royalty calculation.

The Public Emergency and Exchange System Reform Law No. 25,561 establishes the creation of a system of withholdings on exports of hydrocarbons for five years. The rate of those withholdings is 5% for certain refined products and 20% for the gas oil, LPG and crude oil. Withholdings are booked as sales reduction.

j) Liabilities for labor costs and commitments that generate losses:

Liabilities for labor costs are accrued in the periods in which the employees provide the services that trigger the consideration.

For purposes of determining the estimated cost of postretirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The related liabilities accrued as of the beginning of the year have been allocated as an change to the balances as of the beginning of the year with the computation of adjustments to retained earnings.

k) Contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company's management based on the opinion of Perez Companc's legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company´s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount can be estimated, liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but it cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

However, in some instances in which disclosure is not otherwise required, the Company may disclose contingent liabilities of an unusual nature which, in the judgment of management, may be of interest to the users of the financial statements.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 13.

l) Earnings per share.

Earnings (losses) per share for the three-month periods ended March 31, 2003, and 2002, were calculated on the basis of the number of outstanding shares in each period, net of Pecom Energía's treasury shares. Since the Company does not have preferred assets or convertible debt securities, the basic earnings (losses) per share is equal to the diluted earnings (losses) per share.

m) Own stock held by subsidiaries:

It represents the acquisition of own stock held by Pecom Energía, deducted from shareholders' equity at acquisition cost and presented separately in the statement of changes in shareholders' equity.

n) Revenue recognition:

Revenues are recognized when products are shipped or services are rendered and the risk of loss has been transferred to the customer.

o) Statement of income accounts:

Restated into constant money through the end of the period, according to Note 1.c), considering the following:

- Depreciation and consumption expenses related to non monetary assets were charged to income (losses) taking into account the restated costs of such assets.

- Financial (expense) income and holding gains (losses) are broken down as generated by assets and generated by liabilities. "Financial (expense) income, net" discloses financial income and expenses, exchange differences and income (loss) from changes in the quotation of government securities and shares, at their restated nominal value, according to Note 1.c). Additionally, it also discloses the effects of inflation of monetary assets and liabilities in the balance sheet.

As of March 31, 2002, "Financial income (expense) and holding gains (losses)" includes net income from conversion and translation on non monetary assets of foreign operation, in real terms.

CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of such date directly related to the acquisition, construction, or production of property, plant & equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard. Direct financing shall mean that granted by the supplier of the goods, billed in foreign currency, or that obtained from financial institutions for identical purposes. In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets. The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing.

p) Shareholders-equity accounts:

They were restated into constant money as of year-end, except for "Capital stock" that represents subscribed and paid-in capital. The adjustment arising from the restatement into constant money is disclosed under "Adjustment to capital stock".

q) Hedging and other derivatives:

The Company uses various derivative financial instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designated as hedging specific exposures, highly correlated to the risk exposure in question and highly effective in offsetting changes in cash flows inherent to the covered risk.

Therefore, gains or losses from the hedging instrument are recognized symmetrically with gains or losses from the hedged item. Thus, income or loss from derivative instruments agreed to hedge a special risk associated with a recognized asset or liability item are deferred and recorded when the gain or loss generated by the hedged position occurs.

If the instrument is intended to hedge the effect of a future transaction, gains or losses are deferred and recognized as follows: (i) for the cases in which the hedged foreseen transaction will lead to recognize an asset or liability, the changes are included in the initial asset or liability measurement upon recognition of the asset or liability, and are recognized in income or loss to the extent the hedged item affects the income statement, (ii) for all other foreseen transactions, the changes are recognized in income or loss for the year in which the hedged items affect the income statement. When it is determined that the transaction originally forecasted will not take place, income or loss deferred is recognized in the period in which such determination takes place. Premiums paid are booked as assets and are amortized over the term of the option.

The use of derivative financial instruments exposes the Company to credit risk, which is mitigated by having as counterparties in the transactions entities with an international credit rating higher than "A" granted by Standard & Poor's or "A2" by Moody's Investors Service. In addition, the Company uses strict policies for the approval of lines of credit, applies several procedures to evaluate these risks and seeks to reduce this credit exposure by means of the use of certain tools, such as anticipated collections or payment agreements for such operations and the offsetting of collections and payments.

Hedge of produced crude oil price

The Company, as a producer of crude oil, is exposed to the related price-fluctuation risk. In such conditions, the Company uses various derivative financial instruments to mitigate such risk. These instruments use West Texas Intermediate (WTI) as reference price, which is used mainly to determine the sale price in the market.

The main conditions and terms by tipe of instrument as of March 31, 2003 are as follows:

	Collections (Payments)			
	Expected maturity			
	2003	**2004**	**2005**	**Total**
Sales price exposure				
~~Accounted for as hedge~~				
Crude oil price options (1)				
Contract volumes (million barrel)	4.10	-	-	4.10
Average settlement prices (U$S per barrel) (2)	20.31	-	-	-
	27.19			
Crude oil price options (3)				
Contract volumes (million barrel)	5.60	-	-	5.60
Average settlement prices (U$S per barrel) (2)	21.35	-	-	-
~~Accounted for as non-hedge~~				
Crude oil price swap (4)				
Contract volumes (million barrel)	2.80	-	-	2.80
Average settlement prices (U$S per barrel)	18.85	-	-	-
Swap options (5)				
Contract volumes (million barrel)	-	11.00	7.30	18.30
Average settlement prices (U$S per barrel) (2)	-	18.89	19.00	-

(1) Those transactions are producer collars, which establish coverage with a minimum price of USD 20.31 and a maximum price of USD 27.19. Within such range, the price floats at market value.
(2) Average price for the year includes premiums paid.
(3) Purchased puts, which establish coverage with a minimum price of USD 22.87 for the second half of 2003.
(4) Options on swaps exercised by the other party.
(5) The transaction included herein are sold swaptions.

In addition to the coverage stated, in 2002 the Company has closed the position for 2003 for a total of 42,500 bbls/d, a volume that will be realized at market price with a discount of 1.11 US$/bbl.

During the period, the changes in "Transitory differences-Measurement of derivative financial instruments designated as effective hedge" was:

Cumulative effect of accounting change	67
Deferred hedge loss	18
Reclasification to net income	(27)
Ineffectiveness	(6)
	52

As of March 31, 2002, the portion of hedged instruments booked represented decreased sales by 48.

Hedge of interest rates

The Company uses several derivative financial instruments to reduce certain exposures related to the volatility of interest rates.

As of March 31, 2003, the Company has an agreement for the purpose of hedging class "C" notes exposed to fluctuations with the LIBOR, fixing the rate at 7.93% per annual.

The amount charged to "Transitory differences-Measurement of derivative financial instruments designated as effective hedge" as of the beginning of the year due to application of the new standard amounted to 42. The amount reversed from "Transitory differences-Measurement of derivative financial instruments designated as effective hedge" and charged income for the period amounted to (8).

4. Accounting for derivative financial instruments

  a)   Instruments that qualify for hedge accounting

Changes in the accounting measurement of derivative financial instruments designated as cash flow hedge, which have been designated as effective hedge, are recognized under "Transitory differences-Measurement of derivative financial instruments designated as effective hedge", and any other change is recognized under financial income (expense) for the year. Changes in the accounting measurement of derivate financial instruments recognized under "Transitory differences-Measurement of derivative financial instruments designated as effective hedge" are subsequently reclassified to income (loss) for the year or year in which the hedged item affects such results.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item.

Hedge accounting must cease for the future upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; (c) the projected transaction does not have a high likelihood of occurrence. Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to "Transitory differences-Measurement of derivative financial instruments designated as effective hedge" should remain there until the committed or projected transactions occurs in the case of (a) and (b), and are charged to income in the case of (c).

According to the transitional rules established by Technical Resolution No. 20 of the FACPCE, in the comparative three-month period as of March 31, 2002, and December 31, 2002, the current value of such instruments was not booked as assets or liabilities, whereas the related income (loss) was recognized symmetrically upon the occurrence of losses and/or income generated by the hedged position. Premiums paid were booked as assets and are amortized over the term of the option.

  b)   Instruments that do not qualify for hedge accounting

Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under "Financial income (expense) and holding gains (losses)". The difference between the current value of such instruments and the previous value booked by the Company as of December 31, 2002, was charged to unappropriated retained earnings.

5. Oil and gas areas and participation in joint ventures

As of March 31, 2003, Perez Companc and its subsidiaries were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 22.f). As of that date, the aggregate joint ventures and consortia assets, liabilities and results in which Perez Companc is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportionate consolidation method are disclosed in Note 22.g).

The production areas in Argentina and Peru indicated in Note 21.g) are operated pursuant to concession production agreements with free crude oil availability. Those related to Venezuela are exploitation service agreements, in which Petróleos de Venezuela S.A. ("PDVSA") owns all the oil and gas produced and is responsible for the payment of all royalties and taxes related to the production and will receive, upon expiration of the agreement term, the exclusive ownership of all operating facilities, property and equipment used by the joint ventures to perform the activities under the agreement. In Bolivia it is a shared-risk contract signed with Yacimientos Petrolíferos Fiscales Bolivianos ("YPFB") with free production availability.

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

As regards the Oritupano-Leona area, in Venezuela, the joint venture awarded the area receives a variable operation fee based on production volumes, which amounts to US$ 6.84 per barrel as of March 31, 2003, plus a capital fee for reimbursement of certain exploration and development investments. Under the terms of the service agreement executed with PDVSA, the total amount to be paid may not exceed approximately US$32.4 per barrel, variable according to a basket of oil market prices.

In relation to the Mata, Acema and La Concepción fields, also in Venezuela, the joint ventures awarded the areas are paid a fee for the operation services rendered, which covers the investments and production costs plus a gross profit. The fee has a fixed component related to contractual baseline production and a variable component related to the incremental production, that covers investments and production costs plus a gross profit up to a maximum tied to a basket of international oil prices.

Sale of the interest in Catriel Oeste

The Board of Directors of Pecom Energía approved assigning to Central International Corporation, Argentine Branch, the 85% interest over the rights and obligations on the concession of the Catriel Oeste area. The price is US$ 7 million payable in cash on July 1, 2003, date scheduled for the transaction's closing.

On the basis of the Company's intention to divest itself of such interest and of the sales price established in the transaction, as of March 31, 2003, the Company reduced the book value of such assets to the estimated realizable value, which triggered the recognition of a loss of 27.

Investment commitments

Perez Companc operates oil and gas areas under several contractual arrangements that provide for minimum investment commitments for exploration and development of oil and gas fields. Total commitments as of March 31, 2003, are approximately US$ 16 million through 2005.

6. Credit risk

Perez Companc provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electric power generation companies, retail customers, natural gas distributors, electric power large users and power distribution companies, among others.

Sales for the three-month period ended March 31, 2003, were made mainly Petroleo de Venezuela S.A., Petroperú Petróleos del Perú S.A., Repsol - YPF Trading y Transporte S.A. and EG3 S.A. and represented about 12%, 9%, 6% and 5%, respectively, of sales for such period, before computing gain (loss) generated by derivative financial instruments and before deducting export duties.

Sales for the three-month period ended March 31, 2002, were made mainly to Petroleo de Venezuela S.A., Petrobras, Repsol - YPF Trading y Transporte S.A. and Petroperú Petróleos del Perú S.A., and represented about 19%, 9%, 7% and 7%, respectively, of sales for such period, before computing gain (loss) generated by derivative financial instruments and before deducting export duties.

As a result of the business of Perez Companc and sale locations, the portfolio of receivables is well diversified, and such diversification makes the credit risk moderate. Thus, Perez Companc constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

7. Inventories

	03/31/2003		12/31/2002	
	Current	**Noncurrent**	**Current**	**Noncurrent**
Crude oil stock	47	-	32	-
Materials	140	62	166	39
Work in progress and finished products - refining and petrochemical	139	-	149	-
Prepayments to vendors	12	-	9	-
Other	1	-	3	-
Reserve for materials´ obsolescence (Note 13.e)	(3)	-	(3)	-
	336	62	356	39

8. Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and noncurrent investments, the equity in earnings of affiliates and dividends collected from affiliates as of March 31, 2003 and December 31, 2002, and for the the three-month periods ended March 31, 2003 and 2002, are as follows:

a) Investments

	2003				2002
	Descritpion of securities				
Name and issuer	Face value	Amount	Cost	Book value	Book value
Current:					
Government securities	-	-	36	36	59
Certificates of tax credits			4	4	4
Certificates of deposit	-	-	40	40	83
Mutual funds	-	-	401	401	492
Loans to unconsolidated affiliates (Note 17)	-	-	15	15	19
Other	-	-	1	1	7
			497	497	664
Noncurrent:					
Government securities	-	-	20	20	26
Loans to unconsolidated affiliates (Note 17)	-	-	71	71	-
Loans	-	-	208	208	245
Equity in affiliates					
Cia. de Inversiones de Energía S.A.	$ 1	129,429,046	601	-	-
Citelec S.A.	$ 1	73,154,437	298	83	71
Coroil S.A.	Bs 1.000	490	47	32	37
Empresa Boliviana de Refinación S.A.	$BL 1.000	178,752	103	119	136
Hidroneuquén S.A.	$ 10	25,744,097	26	16	16
Inversora Mata S.A.	Bs 1.000	490	72	99	112
Oleoducto de Crudos Pesados Ltd.	U$S 0,01	31,500	33	87	98
Oleoductos del Valle S.A.	$ 10	2,542,716	61	88	89
Petrolera Perez Companc S.A.	$ 1	96,050	2	40	40
Petroquímica Cuyo S.A.	$ 0,083	240,000,000	43	34	29
Refinería del Norte S.A.	$ 10	2,610,809	63	95	89
Transportadora de Gas del Sur S.A.	$ 1	58,408,751	169	71	88
Yacylec S.A.	$ 0,1	100,000,000	25	26	27
			1,842	1,089	1,103

b) Equity in earnings of affiliaties

	2003	2002
Cerro Vanguardia S.A.	-	53
Cia. de Inversiones de Energía S.A.	-	(396)
Citelec S.A.	12	(315)
Empresa Boliviana de Refinación S.A.	(3)	-
Enron de Inversiones de Energía S.C.A.	-	(58)
Inversora Mata S.A.	2	-
Oleoductos del Valle S.A.	1	7
Petrolera Perez Companc S.A.	3	5
Petroquimíca Cuyo S.A.	4	(18)
Refinería del Norte S.A.	9	(23)
Transportadora de Gas del Sur S.A.	(16)	(117)
Yacylec S.A.	1	(2)
Other	(1)	1
	12	(863)

c) Dividends collected from affiliates

	2003	2002
Yacylec S.A.	2	-
Refinería del Norte S.A.	3	-
	5	-

I. Investment in companies over which joint control or significant influence is exercised and are subject to transfer restrictions:

a) Distrilec Inversora S.A. ("Distrilec"):

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. ("Edesur") only with the approval of the ENRE (Federal Power Regulation Authority).

b) Cía. de Inversiones de Energía S.A. ("CIESA"):

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. ("TGS"), may not sell over 51% of its Class A shares without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

c) Compañía Inversora en Transmisión Eléctrica S.A. ("Citelec"):

In its capacity as a shareholder of Citelec (through Pecom Energía), the Company may not modify or sell its equity interest in the aforesaid company in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

Citelec is not permitted to modify its 65% equity interest in Compañía de Transporte de Energía en Alta Tensión Transener S.A. ("Transener") nor sell its Class "A" shares representing 51% of Transener's capital stock, without prior approval by the ENRE.

Transener may not modify or sell its shareholding in Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A., without prior approval by the ENRE.

d)   Yacylec S.A. ("Yacylec"):

Yacylec´s shareholders may only sell fully or partially their Class B shares, after the first secured transaction terminates on such shares given in collateral for loans taken by Yacylec from the International Finance Corporation of US$ 7 million and from Banco Exterior de España S.A. and Banco de Crédito Italiano of US$ 4 million each of them, in any case with prior authorization of the ENRE.

II.   Enecor S.A.

Enecor S.A.'s shareholders are precluded from changing or selling the majority shareholding (Class "A" shares) until June 2003. During such year, only the Class "B" shares may be sold, in part or in full. Any share transfer requires prior approval by the ENRE.

III.   Interest in Oleoducto de Crudos Pesados Ltd. ("OCP") in Ecuador

Through its subsidiary Perez Companc International S.A., Perez Companc became shareholder of OCP, a company organized to build and operate a heavy crude oil pipeline in Ecuador, holding a 15% interest. The pipeline will have a transportation capacity of 450,000 barrels per day.

The total cost of the oil pipeline is estimated at about US$ 1.4 billion, which will be financed by banks, including commercial loans and debt issuance at capital markets for an amount of US$ 900 million and capital contributions.   To secure compliance of the capital contribution commitments, and in its capacity as shareholders, and with OCP's financial obligations and Perez Companc Ecuador's commercial obligations, the Company obtained letters of credit for a total amount of about US$ 201 million.

Regarding the future exploitation of Blocks 18 and 31, the Company, through Perez Companc Ecuador, has executed an agreement with OCP whereby it has obtained an oil transportation capacity of 80,000 bbl/d for a term of 15 years as from commencement of OCP operations.   The Company, as well as the remaining producers, shall pay a "ship or pay" fee that will cover, among others, OCP's operating costs and financial services.

To the date of these consolidated financial statements, commencement of operations at the pipeline has been delayed as compared to the original estimates due to the occurrence of a number of events beyond the company's control.   On the basis of the nature and periodic occurrence of such events, such force majeure events, which include, among others, the eruption of the El Reventador volcano, include demonstrations by environmentalists and community groups, commencement of operations may be delayed again.

However, as a result of the delays in Block 31 development plan due to the Company's investment plan overall reduction, upon the beginning of the oil pipeline operations period, during certain time the Company's future oil production from blocks 18 and 31 may be lower than the transportation capacity agreed upon. Even in that situation, the Company shall comply with its duties for the total oil volume agreed upon.

Although risks conditioning the conclusion of the works at the pipeline and uncertainties about the development of production at Block 31 are sensitive, as of March 31, 2003, the Company has, on the basis of a prudent criterion, written off 93 representing contingent losses arising from the oil transportation contractual commitment. To that effect, in the first quarter of 2003 the Company, considering the update of the applicable crude oil transportation rate and the period pending for commencement of operations in the oil pipeline, incurred a loss of 50. In a worst-case scenario, the maximum contingent loss would amount to 133.

IV. Assets exchange

The Regular Shareholders' Meeting held on April 3, 2002, approved an agreement with economic effects as from January 1, 2002, whereby:

i) Pecom Energía sold to IRHE (Argentine Branch) and GENTISUR S.A. (a company wholly owned by IRHE) its 50% equity interest in Pecom Agra S.A. in the amount of US$ 30 million, which represented a gain of 81.

ii) IRHE (Argentine Branch) and GENTISUR S.A. transfered to Pecom Energía:

- 0.75% interest in the Puesto Hernández joint venture in the amount of US$ 4.5 million;
- 7.5% interest in Citelec, in the amount of US$ 15 million;
- 9.187% interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Águila S.A. stock, in the amount of US$ 5.5 million.

The remaining balance, US$ 5 million, was settled through a document maturing in October 2002, which accrues interest at six-month LIBOR plus annual 3% spread.

V. Sale of companies

a) Desinvestment of farming, forestry and mining activity assets

The agreements made in relation to the transfer of the controlling shares of Perez Companc S.A. granted Petrobas an option, whereby if, within a 30-day term subsequent to the end of the purchase-sale of shares, Pecom Energía would not have sold the assets related to agricultural, forestry and mining activities, Petrobras would be entitled to, but not required to, make the seller acquire those assets in an amount of US$ 190 million or, if any of those assets has been sold, the amount resulting from deducting from such addition, the price received in consideration of the sale made.

As of March 31, 2003, Pecom Energía perfomed the following transactions:

- In July 2002, Pecom Energía sold Anglogold its indirect ownership interest of 46.25% in Cerro Vanguardia S.A., and the assets associated therewith. The price of the transaction has been fixed at US$ 90 million. The transaction represented a profit of 123.

- In September 2002, Pecom Energía sold Argentina Farmland Investors LLC the ownership interest representing 100% of the capital stock of Pecom Agropecuaria S.A. The price of the transaction totaled US$ 53 million, which implied a profit of 27.

- In March 2002, it concluded the desinvestment of the operations that form part of the forestry business, which included the sale of the 100% shareholding in Pecom Forestal S.A., jointly with the ownership of forestry located in the Paraná delta region, to DRT Investments LLC. In addition, it transferred the going concern related to forestry related industrial activities in Misiones to Alto Paraná S.A. The performance of this operation is subject to the compliance with certain administrative conditions and procedures. The total price of the abovementioned transactions amounted to USD 53.16 million, implying a 153 loss.

b) Sale of interest in Combustibles Nucleares Argentinos S.A. (CONUAR)

In October 2002, the Company sold its 66.67% shareholding in CONUAR to Sudacia S.A., a company controled by the Perez Companc Family, including the 68% interest in Fabricación de Aleaciones Especiales S.A. The transaction price amounted to USD 8 million, while no income (loss) was derived from such sale.

VI. Situation of the interests in public utility companies

The new scenario after enactment of the Law on Public Emergency deeply changed the financial equation of public utility companies. Particularly, the tremendous effect of the devaluation, within a context where revenues remained fixed, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply certain loan covenants. This situation has extremely conditioned the financial ability to comply with obligations.

Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = USD 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, following the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) utilities profitability.

On February 12, 2002, the Executive Branch issued Administrative Order No. 293 empowering the Ministry of Economy to renegotiate agreements with public utilities and creating a Work and Public Service Agreements Renegotiation Commission ("the Renegotiation Commission"). The purpose of the commission is to advise and assist the Ministry of Economy to prepare a renegotiation proposal or, otherwise, suggest revoking the agreement to the Executive Branch to be subsequently sent to the related Congress commissions. However, the proposed aim was not fulfilled due to the various constitutional protection actions filed by the ombudsman.

To allow for preserving the provision of public services, and consistently the renegotiation process underway, the Executive Branch issued Executive Order No. 146/03 authorizing to increase gas and electric power rates. This caused a 10% increase for TGS, 9% for Edesur and 22% for Transener. The increase in rates was objected to by the ombudsman and consumer associations. On February 25, 2003, a trial court issued an injunction and suspended the increase in rates authorized by Executive Order No. 146/03. It is not possible to foresee the future development of the rate renegotiation process. In addition, it is not possible to guarantee that regulations will not be changed and that they will not have an adverse impact on the financial position and results of operations of such companies.

These companies' managements are implementing a course of action to reduce the adverse impact generated by these circumstances. The Company cannot guarantee the success in implementing it and whether, once implemented, it will fulfill the proposed aims.

CIESA and Transener have already declared their default and they intend to restructure their debt. In addition, as of December 31, 2002, TGS was unable to comply with certain restrictions and commitments derived from its loan agreements. Afterwards, in February 2003, TGS announced that it would be unable to repay debts amounting to USD 492 million maturing in 2003. Consequently, an overall restructuring process began of US$ 1,027 of outstanding financial payables, which represents almost all financial payables, without requiring the reduction of its principal. The main purpose of this process is to reschedule payments of short-term debts, to modify certain financial restrictions included in loan agreements and to adjust the interest rate and amortization period. Should no agreement be reached, financial debts could become due and payable if required by creditors.

According to the proposal made by the Company to its shareholders, for its implementation the restructuring agreement has to be approved by two thirds of the creditors to be approved by the court. As of issuance of these financial statements, TGS had not obtained the required majorities. Therefore, it is considering alternative courses of actions. If no agreement is reached, financial liabilities may become enforceable at the request of creditors.

The impact generated by the measures adopted by the Federal Government on CIESA, TGS, Transener and Citelec financial statements was recognized based on the evaluations and estimations carried out by the related managements. Actual future income (loss) could differ from the evaluations and estimations carried out, while such differences may be significant. Consequently, these companies' financial statements may not disclose all the adjustments that could derive from these circumstances.

As of March 31, 2003, the valuation of the interests in TGS and Citelec amounts to 71 and 83, which are net of a 56 and 90 allowances, respectively, to reduce the equity investment at its recoverable value. The book value of such interests does not include additional adjustments that could derive from the unfavorable resolution of the abovementioned uncertainties. Additionally, considering the estimate of the recoverable value of the investment of CIESA in TGS and due to the significant effect of the Argentine peso devaluation on its financial payables, as of March 31, 2003, and December 31, 2002, the shareholding of CIESA presents a negative value calculated under the equity method. However and since the Company has not committed to contributing capital or providing financial assistance to such company, the related shareholding has been valued at zero. The Company will book no income until the negative value if calculated under the equity method becomes positive again. On the other hand, as of December 31, 2002, the investment in Citelec is presented net of an impairment allowance for 58.

9. Impairment of assets

The Argentine peso devaluation, the enactment of Public Emergency Law and the different events that took place caused a significant change in the Company's estimation of the future income (loss) evolution and the flow of certain businesses and assets. Considering the uncertainties existing with respect to the final breakdown of the economic and financial equation and their recoverability, the Company adjusted the book value of certain investments to their related recoverable values, booking these allowances:

- Gas areas in Argentina and shareholding in Hidroneuquén: Considering the significant adverse impact on gas and power local prices, and the limited possibilities of negotiating price increases within the context of Public Emergency Law, the Company adjusted the book value of certain investments in gas producing areas in Argentina and in Hidroneuquén to its recoverable value, booking 44 and 10 losses, respectively.

- Argentine Government public securities: as a result of the Argentine Government declaration of its default on the payment of most its sovereign debt, following a conservative accounting practice, the Company booked a valuation allowance for the notional value of Argentine External Bills in U.S. dollars, survey rate series 74, amounting to 30.

- Tax on minimum presumed income credit: considering the future income (loss) evolution estimations, the Company decided to expense the deferred balance, booking 19 million and 102 million losses, in 2002 and 2001, respectively.

10. Pichi Picún Leufú Hydroelectric Complex ("the Complex")

The Company, through Pecom Energía, has a thirty-year concession for the generation of hydroelectric power in the Complex from August 1999.

To ensure completion of works within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25, to be taken out of a Unified Fund created by section 37 of Law No. 24,065. For the purpose of determining whether or not such amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market.

Such support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement such system, an Annual Monomial Support Price (AMSP) was set in the amounts of $/Kwh 0.021 and $/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, every year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation, and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during such year will be determined.

Owing to the depressed selling prices set for the energy generated by the Complex, and the prices estimated for the remaining term of the initial five-year period, and considering that the above support price system entails a profitability reassurance to make the investment practicable, as of March 31, 2003, the Company accrued an income of 13 of which corresponds 1 to three-month period ended on said date.

11. Financing

The detail of debt as of March 31, 2003 and December 31, 2002, is as follows:

	2003		2002	
	Current	**Noncurrent**	**Current**	**Noncurrent**
Financial institutions	568	203	710	212
Notes	769	4,779	712	5,427
Investment agreement with IFC	51	164	65	193
Payable for purchase of 10% interest in Distrilec	1	-	56	298
	1,389	5,146	1,543	6,130

I. Financial debt refinancing

In order to realign principal payments with cash flows provided by operating activities, and determine a feasible schedule of debt maturities, Pecom Energía outlined and completed a global refinancing plan of its financial debt during 2002.

On June 10, 2002, Pecom Energía made an offer to exchange four series of new corporate bonds for four series of existing notes, whose closing date was July 31, 2002. Based on the bids received by the holders of corporate bonds, on August 1, 2002, Pecom Energía issued Class F, G, H and I notes, with a face value of US$ 845.2 million. Additionally, and in line with the exchange offer conditions, Pecom Energía simultaneously paid US$ 70 million. As a result of the exchange offer, the remaining outstanding amounts of corporate bonds swapped have been reduced to reflect the amounts not exchanged.

Subsequently, on October 4, 2002, Pecom Energía refinanced its financial obligations for US$ 848.6 million by issuing Class J, K, L and M notes for US$ 599.4 million and other medium-term credit instruments for US$ 249.2 million, having simultaneously settled a debt of US$ 74 million.

Credit instruments issued replace short-term letters of credit, which cover the compliance with certain financial obligations related to hedge agreements of crude oil prices and the investment in OCP, amounting to US$ 50 million and US$ 199.2 million, respectively. Long-term letters of credit issued under this credit facility fall due annually, which may be automatically extended to successive annual periods, with maturity dates in December 2005, at the latest, for letters of credit related to crude oil derivative agreements, and October 2007, for obligations related to OCP. In case those letters of credit are not renewed on their related maturity dates, they shall be disbursed, in which case they will constitute new loans granted to the Company.

II. Pecom Enegía's Global Programs of nonconvertible notes

a) U$S 2.5 billion program

The Regular Shareholders' Meeting held on April 8, 1998, approved the establishment of a global corporate bond program for up to a maximum principal amount outstanding at any time of US$ 1 billion or its equivalent in other currency. Later, the Regular and Special Shareholders' Meeting held on June 20, 2002, authorized the increase of the maximum program amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.

The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, and Certificate No. 290, dated July 3, 2002, of the CNV.

As of March 31, 2003, there remained outstanding the following classes of corporate bonds under the medium-term global program that – as regards the issuance of new corporate bonds – expired on May 4, 2003:

- Class B, for US$ 5 million, payable in a single installment in May, 2006, at a 9% fixed annual rate.

- Class C, for US$ 220 million, with the last maturity in July 2005, which will be amortized in quarterly installments as from 2004. Class C notes shall accrue interest at LIBOR plus 2.50% for the first year, 2.75% for the second year, and 3% for the third and fourth years. As to this transaction, the Company arranged an interest rate swap, fixing the annual interest rate at 7.93%. Should the Argentine Government impose restrictions on transfers of US dollars, the Company is entitled to meet the payment obligations arising from this transaction by delivering oil or a combination of US dollars and oil, at the Company's choice. In the event of payment being made in oil, the volume delivered to the holders of the securities shall be priced at the WTI spot price at the time; the guaranteed minimum price for such oil is 15 US$/bbl, and the volume shall not exceed 18.5 million barrels over the whole life of the agreement. Deutsche Bank AG London undertook, if such conditions were verified, to buy such oil while guaranteeing holders of the securities full repayment of the debt. In this connection, the Company executed a conditional call option that will trigger if and when the price of WTI drops below 15US$/bbl. As regards the Company's exposure to the price of WTI, the effect of the above is economically and financially neutral.

- Class F, at a 7.875% annual rate, for a face value of US$ 64.4 million maturing in August 2005, subscribed by the holders of notes maturing in August 2002.

- Class G, for a face value of US$ 250 million maturing in January 2007 at a 9% annual rate, subscribed by the holders of Fourth Series notes maturing in January 2004.

- Class H, for a face value of US$ 181.5 maturing in May 2009, at a 9% annual rate, subscribed by the holders of Class B notes maturing in May 2006.

- Class I, for a face value of US$ 349.2 maturing in July 2010, at a 8.125% annual rate, subscribed by the holders of Sixth Series notes maturing in July 2007.

- Class J, for a face value of US$ 75.7 million, maturing in October 2003, accruing interest at three month LIBOR per annum, plus 3.75%.

- Class K, for a face value of US$ 286.3 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4%.

- Class L, for a face value of US$ 55.6 million, maturing in October 2003, accruing interest at three month LIBOR per annum, plus 4%.

- Class M, for a face value of US$ 181.8 million, quarterly payable as from January 2004 and with final maturity date in October 2007, accruing interest at three month LIBOR per annum, plus 4.75%.

- Class N, for a face value of USD 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of face value – settled on the same day of issuance and the remaining due in June 2011, accruing interest at six-month LIBOR plus 1%.

- Class O, for a face value of USD 29.2 million, with due in March 2004, accruing interest at 7.5%.

- Class P, for a face value of USD 3.6 million, with due in March 2004, accruing interest at 8.5%.

b) US$1.2 billion program

As of March 31, 2003, under the medium-term Global Program which date for the issuance of new notes expired in June 1998, the following classes of general unsecured notes were outstanding, ranking pari passu in right of payment with all other unsecured and unsubordinated obligations of the Company:

-   Fourth Series, for US$ 22.8 million, at a 9% fixed annual rate, payable in a single installment in January 2004.

-   Sixth Series, for US$ 32.6 million, payable in a single installment in July 2007, at a 8.125% fixed annual rate.

The proceeds from all issuances, were used to refinance liabilities, increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances, are disclosed net of the issuance discounts to be accrued. The deferred cost for such issuances are included in Prepaid expenses and interests within "Other receivables" account.

III. Cross default covenants

Class F, G, H, I, N, O and P notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Pecom Energía's shareholders' equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Class J, K, L and M notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least the majority of the respective outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 15 million or 1% of Pecom Energía's shareholders' equity upon those maturities.

Class C notes issued under the US$2.5 billion program, as well as certain loan agreements, include cross default covenants, whereby the Trustee or the creditor bank, as appropriate, shall declare all the amounts owed as due and payable, if any debt of the Company is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Pecom Energía's shareholders' equity in relative terms, upon those maturities.

The remaining outstanding amount of the Fourth and Sixth Series and Class B notes does not include cross default covenants, as unanimously decided by the special meetings held by the noteholders of those series on July 10, 2002.

IV. Covenants

In relation to the issuance of Class J, K, L and M notes and medium-term credit instruments for US$ 249.2 million ("the refinanced financial debt"), while some portion of the debt remains unpaid, the Company shall be subject to the compliance with a series of restrictions and obligations, which include, among others, the following:

i)   Restrictions on liens: Pecom shall not create, except for limited number exceptions, any lien upon the whole or any part of its assets and its current or future income, including any right to earn income, unless it grants identical security interests to the refinanced financial debt.

ii)   Restrictions on the payment of dividends: Pecom shall not distribute cash dividends prior to December 31, 2004, in cash exceeding U$S 650,000. As an exception, Pecom Energía could make a sole payment of extraordinary dividends to its shareholders up to US$ 19 million, based on whether Perez Companc allocates its share of distributed dividends to settle Perez Companc's payable to Pecom Energía. After this date, the aggregate amount paid shall not exceed 50% of the "excess cash" (cash provided by operating activities less aggregate capital expenditures allowed, up to the amount of actual capital expenditures, less financial debt repaid) for the immediately preceding fiscal year.

iii)   Restrictions on capital expenditures: Pecom shall not make any capital expenditure, including the amount of debt incurred in relation thereto, in excess of US$ 425 million in 2003, US$ 450 million in 2004, US$ 425 million in 2005 and US$ 475 million in 2006 and 2007. These limits shall be increased by: (i) proceeds from the sale of capital assets, (ii) 50% of the excess cash for the prior fiscal year, (iii) contributed capital for capital increases, subordinated debt and project finance, and (iv) 50% of contributed capital for new debt issuance. Otherwise, the aggregate dividends paid shall decrease the limit of capital expenditures.

iv)   Restrictions on the incurrence of financial debt: Pecom shall not incur any financial debt as long as, after the estimation thereof, the ratio of: (A) consolidated financial debt, and (B) consolidated EBITDA (defined as gross profit less administrative, selling and exploration expenses, plus depreciation and amortization, dividends and advisory services collected) exceeds 3.5. The referred restriction shall be not applicable to subordinated debt, debt resulting from the investment project finance and that incurred to settle the existing debt.

v)   Restrictions on the ratio of consolidated financial debt (excluding subordinated debt) and consolidated EBITDA: the ratio of both shall not be greater than 5.0 in 2002, 4.5 in 2003, 3.5 in 2004 and 3 as from 2005 through 2007. For interim periods, the restriction will be weighted considering the period of four consecutive quarters prior to the end of the quarter.

vi)   Restrictions on the ratio of EBITDA to Interest: the ratio between both shall not be lower than 2.25 in 2002, 2.75 in 2003 and 3 as from 2004 through 2007. For interim periods, the restriction will be weighted considering a period of four consecutive quarters prior to the end of the quarter.

vii)   Restrictions on the maturity date of the financial debt: at any time, the short-term financial debt shall not exceed an amount equal to US$ 650 million.

viii)   Export obligation: the exports – to - total principal services (principal repayments, plus accrued interest) ratio and the export collections - to – total principal services ratio for Series J and K shall be higher than 1.25 and 1.1, respectively.

ix)   Mandatory financial debt redemption: Within a term that shall not exceed 120 days as from fiscal year-end, the Company shall mandatorily redeem on a prorata basis a portion of the refinanced financial debt of up to 50% of the excess cash during such fiscal year. Likewise, proceeds from the sale of assets, excluding those that constitute the business purpose, not reinvested within 360 days, shall be used to prepay the refinanced financial debt.

V. Financing of the Genelba Electric Power Generation Plant

The investment was partially financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. The loans may be prepaid at any time at Pecom Energía's option. As of March 31, 2003, the amounts outstanding from the financing of the plant were US$ 67 million, of which US$ 25 million is related to a contract which contains restrictive covenants, including restriction on selling or leasing more than 40% of the plant during the year in which the debt is outstanding.

VI. Loan from International Finance Corporation ("IFC") to Innova S.A. ("Innova")

In October 1999, Innova executed a long-term loan agreement for US$80 million comprising tranches A and B of US$20 million and US$60 million, respectively. Amortization of principal will be as from June 2002, in 16 and 12 semiannually installments for tranches A and B, respectively. The originally applicable interest rate is LIBOR plus 3.25%.

The loan was secured by a mortgage on certain real property owned by Innova. In addition, unless certain conditions indicated in the loan agreement occur, Pecom Energía guarantees its timely payment.

The IFC financing was completed by issuing preferred stock in the amount of US$5 million, fully paid-in during December 1999.

Certain covenants in the agreement prescribe restrictions in relation to dividends, investments in property, plant and equipment, restrictions upon the transfer, sale or rental of an important part of the assets, incurring long-term debt and providing mortgages. In addition, Pecom Energía directly or through its subsidiaries, is committed to retain a 51% participating interest in Innova's common stock.

The funds provided by the IFC were used to construct styrene and polystyrene plants in the Brazilian State of Rio Grande do Sul.

VII. Payable for purchase of 10% interest of Distrilec

In June 1999, the Company, through its subsidiary Perez Companc International S.A., or PCI, acquired a 10% interest in Distrilec for an amount of US$ 101 million. The related payment was documented through a promissory note issued by PCI and secured by Pecom Energía for the benefit of Entergy, with a maturity date in June 2002, at a 7% annual fixed rate. The note was later transferred to a financial trust located in Argentina through a securitized transaction, whereby bonds denominated in US dollars were issued and placed among Argentine investors.

Upon the promissory note maturity date, the Company and holders of trust certificates represented contrary interpretations with respect to the application to that debt of measures related to the translation into pesos (dedollarization) of payable obligations stated in foreign currencies issued under the Public Emergency and Foreign Exchange System Reform Law. At the request of the trustee, the Company started a mediation process to reach an agreement that documents the debt payment. This agreement expired since its terms and conditions were not fulfill.

In November 2002, PCI irrevocably assigned all its rights and duties by virtue of the promissory note issuance to Pecom Energía. Afterwards, on January 8, 2003, Pecom Energía launched a Class "N" corporate bonds swap offer for a face value amounting up to USD 101,000,000 maturing in 2011, for all and each of the debt securities, stating that such offer was not a waiver or release from any of the Company's rights in favor of the conversion of the abovementioned promissory note in Argentine pesos, or an acknowledgement or acceptance of any claim against such conversion.

Pecom Energía has received and accepted offers from debt security holders equivalent to 96.0594% of their outstanding face value. To offset this, and according to the conditions of the swap offer, the Company issued class "N" corporate bonds amounting to a face value of USD 97 million with final maturity date in June 2001, accruing interest at six-month LIBOR plus 1%. Given that the terms and conditions of the new debt instruments differ substantially form the original as regards both maturity and financial expense, upon refinancing, the Company recognized a new liability that has been measured in accounts on the basis of the discounted value of total amount payable. On such a basis, the original liability was reduced to USD 77 million, giving rise to a gain of 34.

On April 16, 2003, the Company launched an offer to exchange every and all trust debt securities that had not been entered into the previous exchange for Class Q Corporate Bonds for an aggregate face value of up to USD 4 million and maturing in 2008; in this process, the Company expressly declared that such offer did not constitute any resignation or waiver of any of the Company's rights regarding the conversion of such note into pesos and that neither did it constitute a recognition or acceptance of any claim against such conversion. Pecom Energía accepted bids representing USD 2,930,000 of the outstanding face value of the securities in question. Furthermore, Pecom Energía decided to extend the Exchange Offer through May 23, 2003, to enable the remaining holders of trust debt securities to take part in the exchange. Pursuant to the terms of the exchange offer, Pecom Energía issued Class Q Corporate Bonds for a face value of USD 3,980,000, out of which it has retained USD 1,050,000 to cover any additional exchange bids that might be received by May 23, 2003.

The Class Q Corporate Bonds issued under Pecom Energía's Medium-Term Debt Securities Issuance Program repay principal in two installments, the first - equivalent to 10% of face value - on issuance date, i.e. April 25, 2003; and the second - for the remnant - in April 2008. On the date of issuance, interest was paid at 9.761% of the face value subscribed; thereafter, such bonds accrue interest at 5.625%.

As of March 31, 2003, the Company offset the receivable resulting from its trust debt-securities against the payable resulting from the promissory note issued by PCI, which amounted to about USD 97 million, considering that it has the financial capacity to settle it in full.

VIII. Dedollarized loans

As of March 31, 2003, the Company carried financial loans for an original principal of approximately USD 45 million, which, under Decree No. 214/02 and related rules issued under the Public Emergency and Foreign Exchange System Reform Law, and the application of the measures related to the translation into pesos of payable obligations denominated in US dollars and other foreign currencies, are denominated in pesos.

Regarding an original principal of USD 13 million, in December 2002, the Company paid 20, which was provisionally used by the parties to pay the loan. The referred payment should be final and will settle the payable, unless a regulation was issued before December 2004 setting forth that this payable should be paid in its original currency.

In March 2003, the Company settled a loan, whose original principal was USD 17 million, by paying an amount of 25. Under the terms of the agreement reached, the original principal was switched into pesos and subsequently adjusted by applying the CER (benchmark stabilization coefficient) and interest on the resulting amount was calculated at 8% per annum. The amount thus obtained was subject to a discount mutually agreed by the parties.

Regarding an original principal of USD 15 million, on the date of the related loan agreement expiration date, the Company paid principal denominated in pesos plus accrued interest. Such payment was accepted on account of the total amount claimed by the creditor, based on the fact that such loan agreement was actually a financial transaction excluded from the treatment set forth by Executive Order No. 214/02, which was rejected by the Company. As of the date of issuance of these financial statements, the Company is in negotiations over the rest of the amount switched into pesos. Although the final outcome of such negotiations is uncertain, the Company's Management and its Legal Advisors are of the opinion that the Company has solid grounds, based on a reasonable interpretation of applicable legislation and regulations, to uphold that the payments that were made constitute full settlement and that the resolution of the issue should not have a significant effect on the Company's financial statements.

IX Distrilec Indebtedness

Certain loan agreements entered into by Edesur S.A. contain "cross-default" covenants, whereby creditor banks are entitled to declare all amounts owed to be due and payable if any debt item is not paid when due and the outstanding past due amounts exceed the respective stipulations in the agreements.

Some of the abovementioned agreements include "cross-acceleration" covenants, whereby the creditor banks are entitled to declare all amounts owed to be due and payable in the event of Edesur S.A. being subject to the acceleration of any other debt in circumstances provided for in such agreements.

On the other hand, Edesur S.A. is required to obtain prior authorization from the Central Bank of Argentina to remit foreign currency abroad to service the principal of financial loans whenever such remittances exceed USD 1 million per month.

In addition, as of the date of issuance of these financial statements, the Company is negotiating with creditor banks the refinancing and/or the manner of repayment of certain past due loans, which in the aggregate and considering principal and interest amount to 23.   Based on the results of other refinancings obtained by Edesur S.A. during 2002, such company's financial statements have been prepared assuming that it will reach agreements with its creditors allowing it to avoid the default situations mentioned above.

X. Long-term debt detail and financial income (expense)

Long-term debt as of March 31, 2003, are made up as follows:

Type	Amount	Currency	Annual interest rate
Financial institutions	8	$	Floating in Argentine peso
	58	US$	Libor+ 0.125
	30	US$	Libor+ 0.75
	64	US$	Libor+ 2.00
	39	US$	6.21%
Investment agreement with IFC	164	US$	Libor+ 3.25
Notes			
Class C	562	US$	Libor+ 2.50/3.00
Class F	192	US$	7.875
Class B	15	US$	9.00
Serie Sixth	97	US$	8.125
Class G	745	US$	9.00
Class H	541	US$	9.00
Class I	1,041	US$	8.125
Class K	832	US$	Libor+ 4.00
Class M	528	US$	Libor+ 4.75
Class N	226	US$	Libor+ 3
Other	4		
	5,146		

The maturities of long-term debt as of March 31, 2003, are as follows:

	2003
From 1 to 2 years	859
From 2 to 3 years	839
From 3 to 4 years	1,195
From 4 to 5 years	430
Over 5 years	1,823
	5,146

Financial income (expense) and holding gains (losses) which includes the financial cost of debt, are as follows:

| | 2003 | | | 2002 | | |
| | Generated by | | | Generated by | | |
	Assets	Liabilities	Total	Assets	Liabilities	Total
Interest	13	(132)	(119)	22	(240)	(218)
Exchange difference	(111)	251	140	2,414	(8,718)	(6,304)
Gain (loss) from remeasurement and translation						
- of monetary assets and liabilities	-	-	-	851	(1,812)	(961)
- of nonmonetary assets	-	-	-	4,703	-	4,703
Gain (loss) due to exposure to inflation	(23)	60	37	(1,014)	3,060	2,046
Indexation	-	(2)	(2)	-	(17)	(17)
Taxes on indebtedness	-	-	-	-	(2)	(2)
Derivatives	-	(52)	(52)	-	(401)	(401)
Other financial income (expense), net	4	(19)	(15)	38	(18)	20
	(117)	106	(11)	7,014	(8,148)	(1,134)

12. Income tax and deferred tax

The Company's provision for income taxes was comprised of the following:

	March 31, 2003	March 31, 2002
Current	(25)	(39)
Deferred tax - (loss) gain	(72)	9
Total income tax	(97)	(30)

The tax effect of the significant differences between the book value and the tax value of the Company's assets and liabilities and tax loss carryforwards are as follows:

	March 31, 2003	December 31, 2002
Deferred tax assets		
Tax loss carryforwards	1,624	1,657
Current investments	3	3
Reserve for contingencies	31	30
Pension plan obligations	7	7
Derivatives	170	92
Exchange difference on foreign currency	216	221
Receivables	10	15
Other	30	26
Less-valuation allowance	(1,792)	(1,813)
Deferred tax liability		
Property, plant and equipment	(183)	(155)
Prepaid expenses	(32)	(32)
Timber	(19)	(19)
Discounted assets and liabilities	(12)	-
Non-current investments	(24)	(18)
Treasury stock	(4)	(5)
	25	9

The reconciliation of tax provision at the statutory rate to the tax provision, (before taxes) and the minority interest in the subsidiary's earnings (losses), is as follows:

	03/31/2003	03/31/2002
Income (losses) before income tax and minority interests in the subsidiaries income (loss)	267	(1,668)
Statutory tax rate	35%	35%
Statutory tax rate applied to income (loss) for the period	93	(584)
Permanent differences at income tax rate		
- Equity in earnings (losses) from noncurrent investments	(2)	(2)
- Inflation adjustment	(7)	(741)
- (Decrease) increase in allowances for tax loss carryforwards	(21)	2,777
- Foreign earnings (losses)	37	(1,387)
- Other	(3)	(33)
	97	30

13. Contingencies and environmental matters

a) Pecom Energía Stamp Tax Contingency

In previuos years, Pecom Energía received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Santa Cruz and Chubut with the purpose of imposing stamp tax on instruments which, under effective legislation, are not subject to such tax. These actions are the consequence of a decision of the Supreme Court of the Province of Neuquén dated October 2, 1996 (in the case SOLBA vs. the Province of Neuquén) to the effect that an agreement that could be inferred from correspondence exchanged between the parties that did not meet the taxability requirements provided in the related Tax Code was, however, indeed subject to stamp tax. The Federal Supreme Court rejected the case on the basis of Section 280 of the Code of Procedures (considering there was no Federal issue involved or that the issue did not merit its attention).

The Company's management fully agrees with the unanimous rejection of these misguided rulings expressed by authoritative legal sources and will disallow the notices it has received on the basis of its belief that it was not subject to stamp tax. However, the Company will take every step necessary to avoid payment under these claims by the Provincial Tax Bureaus to eliminate this contingency.

The Company availed itself of the benefits under Decree No. 786/1998 of the Province of Neuquén, and paid the tax obligations owed to tax authorities of such province at a reduced tax rate, no fines or interest being paid, thereby committing itself to the payment of stamp tax in relation to similar transactions in the future. The Company expects to reach similar agreements with the other provinces and therefore, the Provincial Tax Bureaus claims would not have any significant effects on the Company´s financial position and the results of its operations.

However, in March and April 2001, the Federal Supreme Court changed its view and accepted its jurisdiction to hear the declaratory judgement filed by TGS, whereby TGS expects the requests made by the Province of Santa Cruz and Río Negro to apply stamp tax on the agreements reached by mail and other acts related to the privatization process, to be considered illegitimate and contrary to the Argentine Constitution.

b) Environmental matters

The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. Perez Companc´s management believes that its current operations are in material compliance with applicable environmental requirements, as these are currently interpreted and enforced, including sanitation commitments assumed. Perez Companc and its subsidiaries have not incurred any material pollution liabilities as a result of their operations to date. Perez Companc undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on such new projects have not had material adverse impact on Perez Companc's business. There are no significant lawsuits or administrative proceedings against the Company related to environmental issues.

The Company's management has produced policies, objectives and procedures relating to environmental care and control. Through its policies, the Company assumed the commitment to ensure product and service quality preserving the environment in which it operates, the safety and health of its personnel, contractor, and neighboring communities. Management believes that this policy is an integral part of its business and, therefore, it forms the framework within which each business area sets its annual objectives in this regard. This policy ratifies the commitment to meeting the applicable laws and implementing environmental management, quality, security, and occupational health systems.

The Company has been a pioneer in environmental practices certification (ISO 14001) both in Argentina and in the oil industry worldwide. All activities controlled or operated by Pecom Energía, both in Argentina and abroad, have been awarded the ISO 14001 certification, the Company was granted over 65 certifications in the following areas: Environment (ISO 14001), Quality (ISO 9001), and Safety & Occupational Health (IRAM 3800/OHSAS 18001).

During the last quarter of the 2002, the Company started a process to integrate its environmental policies and those of the Parent company, Petróleo Brasileiro S.A. – PETROBRAS. In this regard, both companies will work in different efforts to integrate strategies, policies, resources, goals and work plans. In this context, the Company has engaged the services of an international consulting company to perform an environmental audit aimed that will review the environmental impact of the Company's operations in the light of the strictest quality standards and the most up-to-date international practices. The Company will subsequently carry out any works that such audit might find necessary.

c) TGS stamp tax

TGS has received inquiries from the Provincial Tax Bureaus of the Provinces of Neuquén, Río Negro, Santa Cruz and La Pampa, for an approximate amount of 813 (including interests and penalties), with the purpose of collecting stamp tax that, according to tax authorities, would be applicable to the Share-Transfer Agreement executed in the privatization of Gas del Estado (GdE) and the transportation services offers from TGS to its customers.

TGS filed declarative actions with the Federal Supreme Court, seeking that such court issue its opinion about the legitimacy of provincial claims and requiring that provinces be ordered to refrain from conducting any actions intended to collect the tax claimed until the Federal Supreme Court decides on the merits of the case. The Federal Supreme Court granted the precautionary measures requested by TGS in connection with the requierements made by the provinces of Neuquén, Río Negro and Santa Cruz.

TGS's management considers that agreements predating takeover date were not subject to provincial stamp tax as the parties to the agreement were stamp tax exempt. Furthermore, TGS's management believes that even if the agreements executed before takeover date had been subject to stamp tax, under the terms of the Transfer Agreement such tax should be borne by GdE or the Argentine government. As regards the remaining assessments, TGS's management is of the opinion that offers to render transportation services are not subject to the tax in question. TGS believes that, should it be determined that such offers are taxable, this should be considered a change in interpretation of tax law and, its impact should be reflected in the tariff according to regulations on the subject. Ente Nacional Regulador del Gas (ENARGAS, the federal gas regulatory agency) believes that the claims for stamp tax lack merit because it considers the tax unlawful.

d) Contractual commitments, warranty bond, suretyships and guarantees granted

The warranty bonds, suretyships and guarantees as of March 31, 2003, which are not disclosed in the remaining notes, amount to 102.

In addition, as of December 31, 2002, the Company had the following contractual commitments:

	Total Units	Until
Purchase Commitments		
Ship or pay agreement with OCP (in bbls/ day)	80,000	2018
Long –term service agreement (in millions of USD)	29	2006
Gas transportation agreement with TGS (in MMm3)	13,072	2014
Ethylene (in thousands of tons)	367	2015
Benzene (in thousands of tons)	1,015	2015
Sales commitments		
Natural gas (in MMm3)	17,827	2019
Crude oil (in millions of barrels)	5	2003
Styrene (in thousands of tons)	52	2004
Electric power (in MWh)	329,115	2003

e) Reserves for contingencies

The movements of reserves for contingencies were as follows:

	2003		
Account	Balances at beginning	Net increase (decrease)	Balances at end
Deducted from assets:			
For doubtful accounts	27	12	39
Inventories´ obsolescence	3	-	3
March 31, 2003	30	12	42
Included in liabilities:			
Current			
Contingencies			
Labor and commercial	28	3	31
Noncurrent			
Contingencies			
Labor and commercial	84	41	125
Provincial taxes	2	-	2
	86	41	127
March 31, 2003	114	44	158

14. Contribution, benefit pension and stock option plans of Pecom Energía

a) Contribution and benefit pension plans

- *Defined contribution plan:*

    Pecom Energía sponsors a defined contribution plan that applies to all employees of Pecom Energía with salaries above a specified level. Through this plan, Pecom Energía matches contributions by employees which are in excess of legally required amounts. Such contributions are charged to expenses in the year they are paid. As from January 2002, Pecom Energía has suspended, at the moment, this benefit due to the uncertainties posed by the Argentine economic conditions, as detailed in Note 18. Such benefit will be reestablished as soon as there is a social security savings means considered adequate to such end.

- *Defined benefit pension plan:*

All employees of the Company, that take part without interruption in the defined contribution plan, that have joined the Company prior to May 31, 1995, and that qualify subject to certain years of service, are participants in this plan. The employee benefit is based on the last computable salary and years of service of the employee.

    The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee from the three plans equals the one stipulated in the plan. Once retired, the employees are entitled to a fixed monthly payment.

The plan calls for a contribution to a fund exclusively by the Company and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. Assets of the fund were contributed to a trust and they are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits. The Bank of New York is the trustee and Watson Wyatt is the managing agent. The Company determines the liability related to this plan by applying actuarial calculation methods. As of March 31, 2003, the most relevant actuarial information on the defined-benefits pension plan is as follows:

Plan assets	59
Projected benefit obligations	(46)
Position covered	13
Unrecognized actuarial gain	(33)
Net liability recognized	(20)

    According to its By-laws, the Company contributes to the fund through a contribution proposed to the Shareholders' meeting by the Board of Directors and can increase up to a maximum of 1.5% of the net income for the year. During the periods ended March 31, 2003 and 2002, the Board of Directors did not make use of this power.

    Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, the Company will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

    During the last quarter of 2002, Pecom Energía admitted the advanced collection of this plan by benefiaries should they expressly state so. All the individuals that exercised the abovementioned option before February 13, 2003, have lost their rights to collect their retirement supplement, thus they are no longer plan beneficiaries.

b) Stock option plan

The Board of Directors of Pecom Energía approved the application of a long-term incentive Program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors of Pecom Energía approved the Plans for year 2001 ("2001 Plan") and for year 2000 ("2000 Plan"), focused on senior officers of Pecom Energía.

Both plans consist in granting the right to exercise certain options to receive Perez Companc shares or the cash equivalent at market, as described below:

2001 Plan

i. 5,364,125 options to receive the value arising from the positive difference between the average listed price of Perez Companc shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for such number of shares ("appreciation rights").

Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004. As of March 31, 2003 the excercised options amount 241 miles of argentine pesos.

ii. 596,014 options to receive the same number of shares at no cost for the beneficiary. These options may be exercised as from March 5, 2005 ("full value").

Beneficiaries of this plan will be entitled to exercise their rights until March 5, 2007, from the dates mentioned above.

2000 Plan

i. 3,171,137 options to receive the value arising from the positive difference between the average listed price of Perez Companc shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares ("appreciation rights").

Regarding these options, 951,341 options may be exercised as from May 29, 2001, 951,341 options may be exercised as from May 29, 2002, and 1,268,455 options as from May 29, 2003. As of March 31, 2003 the excercised options amount 411 miles of argentine pesos.

ii. 352,347 options to receive the same number of shares at no cost for the beneficiary. These options may be exercised as from May 29, 2004 ("full value").

Beneficiaries of this plan will be entitled to exercise their rights until May 29, 2006, from the dates mentioned above.

The cost of such benefit is allocated on proportional basis to each year within the exercise years and adjusted in accordance with the listed price of the share. A total amount of 1 was charged to expenses in the period ended March 31, 2003.

15. Capital stock and restrictions on unappropriated retained earnings

As of March 31, 2003 the Company's capital stock totaled 2,132 fully subscribed, issued, paid-in and registered.

Changes in capital stock in the last three fiscal years:

	December, 31		
	2002	**2000**	**2000**
Common stock – face value $	1	1	1
Class A: 5 votes per share	-	628	628
Class B: 1 vote per share	2,132	1,504	1,504
	2,132	2,132	2,13

Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

According to the terms and conditions of the share swap offer mentioned in note above, class "A" shares would be automatically converted into class "B" shares in case they were transferred to third parties unrelated to the original holders of such shares. Based on the change in the interest control described in Note 20, on October 17, 2002, the BCBA (Buenos Aires Stock Exchange) authorized the conversion of class "A" common shares into the same number of class "B" common shares and their admission into the listing system. In addition, the CNV approved their public offer.

According to Law No. 19,550 and its amendments, 5% of net income for the year must be appropriated to the legal reserve until such reserve reaches 20% of capital stock. As a result of the decrease of 37 to the legal reserve, approved by the General Shareholders' Meeting held on April 4, 2003, the Company cannot distribute dividends until it's restatement.

The financial agreements signed upon the overall refinancing of Pecom Energía's financial payable limit the subsidiary's dividend payment in cash.

Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

16. Other receivables, other liabilities, other operating income, and other income, net.

	2003		2002	
	Current	**Noncurrent**	**Current**	**Noncurrent**
a) Other receivables				
Joint ventures	32	-	74	-
Related companies (Note 17)	11	-	4	-
Dividends to be collected	7	-	6	-
Tax credits	134	45	251	116
Advisory services to other companies	30	-	30	-
Receivables from the sale of companies	2	16	3	25
Premiums and derivatives collateral payments	14	-	30	11
Letters of credit advances	126	-	143	-
Prepaid expenses and interest	79	42	83	50
Gas oil supply stability agreement	10	-	12	-
Other	106	20	98	18
	551	123	734	220

	2003		2002	
	Current	**Noncurrent**	**Current**	**Noncurrent**
b) Other liabilities				
Sale of capital fees (1)	109	81	126	122
Derivatives	80	214	-	268
Unified Fund - Basic Price of Electric Power (Note 10)	-	12	-	13
Related companies (Note 17)	42	-	48	-
Financial advance	29	-	34	-
Accrual for expenses				
- Environmental remediation	-	17	-	18
- Other	60	-	71	-
Innova preferred stock	-	15	-	17
Abandonment cost in oil & gas areas	-	68	-	57
Joint ventures	23	-	16	-
Other	47	11	49	1
	390	418	344	496

(1) In December 2001, the Company, through its subsidiaries Perez Companc de Venezuela S.A. and Corod Producción S.A., assigned to an international lending institution a part of the capital fees (related to investments made by such companies) to be collected from PDVSA, as provided by the Oritupano Leona Consortium Service Agreement (see Note 5), in the amount of US$ 120 million. Capital fees assigned are settled by PDVSA in twelve quarterly, equal, and consecutive installments starting February 2002. This transaction was made, net of the discount made at LIBOR plus 2.75%. In order to guarantee the lending institution that PDVSA will meet the obligations under this agreement, the Company assigned an additional part of the capital fees to be collected from PDVSA in the amount of US$ 10 million. Should PDVSA not settle any amount payable on this account by the due-date, exclusively in the event that such noncompliance stems from any commercial challenge or claim that such company may have with respect to billings for investments made, the Company may choose to assign the lending institution additional capital fees in an amount equivalent to that challenged, or else it may settle the payable in cash. This assignment does not release Consortium members from the obligations under the previously mentioned service agreement.

	2003	2002
c) Other operating (expenses) income, net		
Advisory services to other companies	9	12
Idle facilities	(3)	(3)
Environmental remediation expenses	(3)	-
Taxes on bank transactions	(8)	(7)
Other, net	(5)	4
	(10)	6

	2003	2002
d) Other (expenses) income, net		
Income from sale of:		
- Pecom Agra S.A. (Note 8.IV)	-	80
Asset impairment of:		
- Catriel Oeste	(27)	-
Debt restructuring	34	-
Allowance for contractual commitment OCP (Note 8.III)	(50)	-
Other, net	(11)	(6)
	(54)	74

17. Balances and transactions with related companies

The outstanding balances from transactions with related companies are as follows:

			March 31, 2003			
			Current			Noncurrent
Company	Investments	Trade receivables	Other receivables	Accounts payable	Other liabilities	Investments
Empresa Boliviana de Refinación S.A.	15	-	-	-	-	-
Oleoductos del Valle S.A.	-	-	-	1	-	-
Petroquimica Cuyo S.A.	-	-	2	-	-	-
Oleoductos de Crudos Pesados Ltd.	-	-	-	-	-	71
Petrobras Argentina S.A.	-	27	-	-	-	-
Transportadora de Gas del Sur S.A.	-	-	6	2	-	-
Refinería del Norte S.A.	-	1	3	7	-	-
Coroil S.A.	-	-	-	-	42	-
Total	15	28	11	10	42	71

			December 31, 2002		
			Current		
Company	Investments	Trade receivables	Other receivables	Accounts payable	Other liabilities
Empresa Boliviana de Refinación S.A.	19	-	-	-	-
Oleoductos del Valle S.A.	-	-	-	3	-
Petroquimica Cuyo S.A.	-	1	2	-	-
Petrobras International Finance Company	-	17	-	-	-
Transportadora de Gas del Sur S.A.	-	-	-	3	-
Refinería del Norte S.A.	-	1	2	4	-
Coroil S.A.	-	-	-	-	48
Total	19	19	4	10	48

The Company has purchase and sale transactions with its affiliates. All the transactions with affiliates are made in the ordinary course of business and on market terms. The principal transactions with affiliates for the years ended March 31, 2003 and 2002, were as follows:

| | 2003 | | 2002 |
Company	Purchases	Sales	Purchases
Oleoductos del Valle S.A.	3	-	6
Transportadora de Gas del Sur S.A.	6	14	22
Petrolera Perez Companc S.A.	-	-	8
Petrobras International Finance Company	-	6	-
EG3 S.A.	-	58	-
Total	9	78	36

18. Business segment and geographic consolidated information

Perez Companc determined its operating segments based on differences in the nature of their operations. The composition of segments and measure of segment results are consistent with that used by Perez Companc's management in making strategic decisions.

Perez Companc's business is mainly concentrated in the energy sector, especially through its activities in oil and gas exploration and production, hydrocarbons marketing and transportation, refining, petrochemicals and electricity.

The Oil and Gas Exploration and Production segment is the core of Perez Companc´s business. It is composed of Pecom Energía's directly held oil and gas operations and the operations of some of its subsidiaries and affiliates.

The Refining segment includes Pecom Energía's operations in Refinería San Lorenzo, and its interests in Refinería del Norte S.A. and Empresa Boliviana de Refinación S.A.

The Petrochemical segment includes Pecom Energía's operations in PASA, and its interests in Innova S.A. and Petroquímica Cuyo S.A.

The Hydrocarbons Marketing and Transportation segment includes Pecom Energía´s operations of hydrocarbons trading and liquids processing and its interest in Transportadora de Gas del Sur S.A., Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

The Electricity segment includes Pecom Energía´s operations in the Genelba plant and Pichi Picún Leufú Hydroelectric Complex, and its interest in Conuar S.A. and FAE S.A. (See Note 8), Edesur S.A., Transener S.A., Enecor S.A., Yacylec S.A. and Hidroneuquén S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations – including mining, farming, and forestry and related activities and intercompany eliminations are all disclosed together.

The applicable valuation methods to report business segment information are those described in Note 3 to these financial statements. The transfer prices of inter-segment transactions are the respective market prices.

The following information shows total assets and operating income (loss) for each of the business segments identified by Perez Companc's management:

	Oil and Gas Exploration and Production	Refining	Petrochemical	Hydrocarbons Marketing and Transportation	Electricity	Corporate, Other Discontinued Investments and Eliminations	Total
Total assets 2003	7,859	681	1,197	250	2,426	1,005	13,418
Total Liabilitis 2003	3,901	277	595	(5)	711	2,915	8,394
Total assets 2002	8,764	592	1,280	258	2,581	1,174	14,649
Total Liabilitis 2002	4,577	192	688	(5)	814	3,391	9,657

	March 31, 2003						
Statement of income	Oil and Gas Exploration and Production	Refining	Petrochemical	Hydrocarbons Marketing and Transportation	Electricity	Corporate, Other Discontinued Investments and Eliminations	Total
Net sales							
To third parties	444	290	303	9	156	(278)	924
Transfer to other operations	256	20	3	-	-	-	279
	700	310	306	9	156	(278)	1,203
Cost of sales	(329)	(288)	(234)	(9)	(127)	258	(729)
Gross profit	371	22	72	-	29	(20)	474
Income from inventory valuation at net realization value	-	9	-	-	-	(7)	2
Administative and selling expenses	(46)	(13)	(27)	(1)	(20)	(26)	(133)
Exploration expenses	(13)	-	-	-	-	-	(13)
Other operating income (expense), net	(5)	(2)	-	3	4	(10)	(10)
Operating income (loss)	307	16	45	2	13	(63)	320
Equity earnings of affiliates	4	7	4	(16)	13	-	12
Other income	(247)	(6)	(23)	-	7	97	(172)
Net (loss) income	64	17	26	(14)	33	34	160

	March 31. 2002						
	Oil and Gas Exploration and Production	Refining	Petrochemical	Hydrocarbons Marketing and Transportation	Electricity	Corporate, Other Discontinued Investments and Eliminations	Total
Statement of income							
Net sales							
To third parties	786	180	219	3	261	(116)	1,333
Transfer to other operations	(114)	(7)	-	-	(3)	-	(124)
	672	173	219	3	258	(116)	1,209
Cost of sales	(399)	(161)	(172)	(3)	(188)	102	(821)
Gross profit	273	12	47	-	70	(14)	388
Income from inventory valuation at net realization value	(3)	27	27	-	3	(27)	27
Administative and selling expenses	(53)	(12)	(30)	-	(30)	(31)	(156)
Exploration expenses	(10)	-	-	-	-	-	(10)
Other operating income (expense), net	5	(3)	2	3	6	(7)	6
Operating income (loss)	212	24	46	3	49	(79)	255
Equity earnings of affiliates	2	(25)	(18)	(564)	(313)	55	(863)
Other income	1,336	106	130	42	38	(2,679)	(1,027)
Net (loss) income	1,550	105	158	(519)	(226)	(2,703)	(1,635)

The following information shows long-lived assets and net sales by geographic area.

	2003								
	Argentina	Venezuela	Bolivia	Perú	Brazil	Ecuador	Other	Eliminations	Total
Total assets	7,384	3,420	433	689	620	688	184	-	13,418
Net sales	766	139	27	109	137	25	-	-	1,203

	2002								
	Argentina	Venezuela	Bolivia	Perú	Brazil	Ecuador	Other	Eliminations	Total
Total assets	7,744	3,886	379	908	722	751	259	-	14,649
Net sales	791	203	28	77	117	3	2	(12)	1,209

19. Recent economic events

Argentina is under a serious economic situation that is mainly characterized by the high foreign debt level, the declaration of the payment default of most of the Argentine foreign debt, a financial system in crisis, a country risk that reached unprecedented international levels and an economic recession of more than 5 years. This situation has generated a major fall in product and service demand, a significant increase in unemployment levels, and has hampered the Argentine Government's ability to meet its obligations thus declaring the default on public debt services at the end of 2001. In addition, presidential elections were held at the end of April 2003, and the new Government is expected to take office by the end of May.

In order to address the crisis in which Argentina is enmeshed by, since December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade and other authorized transactions subject, in some cases, to the previous authorization of the Central Bank of Argentina ("BCRA").

The obligation was established to deposit with Argentine banks foreign currency arising from exports, as long as no prior exemption mechanisms were in place. In this regard, Executive Decree No. 1589/89 establishes that producers with free availability of crude oil, natural gas and/or liquefied gases under the terms of Law No. 17,319 and supplementary executive orders, and produces who agree so in the future, shall have the free availability of the percentage of funds established by the bids and/or renegotiations, or provided in the respective agreements, in which case they shall not be required to pay and settle the funds related to that percentage. In all cases, the freely available maximum percentage of funds shall not exceed 70% of each transaction. No assurance can be given whether the government will not amend the above mentioned system in the future.

Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Other regulations were issued which main aspects as of the approval date of these financial statements are summarized below:

a)   the effectiveness of a floating foreign exchange rate resulting in a significant devaluation occurred during early 2002;

b)   de-dollarization of US dollar-denominated deposits with Argentine financial institutions at the Ps 1.40-to-US$ 1 exchange rate, and of all US dollar-denominated obligations assumed in Argentina as of January 6, 2002, at the Ps 1-to-US$ 1. Deposits and certain loans switched into pesos will be subsequently adjusted by a "benchmark stabilization coefficient" to be published by the BCRA and which will be applied as from February 3, 2002, plus a minimum interest rate for deposits with the financial system and a maximum interest rate for loans granted by such system, both rates set by the BCRA;

c)   bank deposits were rescheduled to be reimbursed in installments, fixing amounts and due dates based on amounts booked. Afterwards, the owners of deposits in U.S. dollars were entitled to convert such deposits, in part or in full, into bonds denominated in U.S. dollars and with a 10-year maturity term, or bonds denominated in pesos with a three or five-year maturity term, or bills with a specific term.

d)   issuance of bonds by the Argentine Government, denominated in Argentine pesos and US dollars to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

e)   de-dollarization of all private agreements entered into as of January 6, 2002, at the Ps 1-to-US$ 1 exchange rate, and subsequent adjustment thereof by the benchmark stabilization coefficient under the same conditions indicated in (c) above; if the services turned expensive and the parties failed to reach an agreement, Justice may be requested to establish a fair value. The obligations generated after such law will not be applied any adjustment provisions;

f)   the conversion into Argentine pesos and elimination of indexation clauses regarding public service rates, fixing those rates in pesos at the exchange rate of ARS 1 = USD 1.

g)   prior BCRA authorization to make transfers abroad on account of financial loan services except those granted by international organizations or governmental credit agencies, and dividend distributions, regardless of the payment method (such payments may be made with freely-available abroad funds). However, this requirement is not applicable to financing payments subsequent to February 11, 2002.

h)   implementation of taxes on oil & gas exports and certain oil by-products. The Argentine Government levied 20% export taxes on crude oil exports and 5% taxes on the export of some oil derivatives.

i)   the income-tax deduction of the exchange differences resulting from applying the new exchange rate on net position of assets and liabilities in foreign currency as of January 6, 2002, in the amount of 20% per annum over the five fiscal years ending after the Law's effective date. In this regard, the foreign exchange rate exceeding such amount should affect the related tax year according to the general provisions of Income Tax Law. Foreign exchange rates subject to the special treatment are those related to Argentine-source income.

Towards the end of 2002, the Argentine Government implemented different measures aimed at unblocking the economy and abrogating certain restrictions to gradually normalize the foreign exchange market and the commercial and financial flow of foreign currency. In this regard, among other measures, the restrictions on the free availability of funds deposited in demand accounts were eliminated the restrictions related to fund remittances abroad on account of dividend and past-due loan interest payments were no longer applied were reduced, the access of individuals and legal persons to the foreign exchange market was extended, and the withdrawal of foreign currencies to pay dividends was authorized.

On March 5, 2003, the Supreme Court declared that the conversion of deposits denominated in U.S. dollars into Argentine pesos was not constitutional. The Supreme Court authorized the claim of the Province of San Luis to redollarize its deposits. Although this decision does not generalize the redollarization, it constitutes an important background for the remaining bank deposits converted into pesos, regarding the treatment of the rest of the actions initiated in connection with de-dollarized bank deposits.

These financial statements comprise the effects deriving from the new political, economic and foreign exchange regulations known as of their date of issuance. All the Company's Management estimations have been made considering such policies. The impact deriving from the additional measures to be implemented by Government and from putting those previously adopted in practice shall be booked once the Company's Management becomes aware of them.

20. Controlling Group

On October 17, 2002, Petrobras Participacoes, S.L., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – PETROBRAS ("Petrobras"), acquired 58.6% of Perez Companc's capital stock from the Perez Companc Family and Fundación Perez Companc. Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad. Prior to that date, the Perez Companc Family, together with Fundación Perez Companc, had owned at least half of the share capital issued by Perez Companc.

21. Subsequent events

Resolution of the Annual and Special Shareholders' Meeting held on April 4, 2003:

a) The Company's Annual and Special Shareholders' Meeting held on April 4, 2003, conditionally approved, among other resolutions, the change in the Company's name from Perez Companc S.A. by Petrobras Energía Participaciones S.A. The approval by the Argentine Antitrust Board to the purchase of a majority shareholding of Perez Companc S.A. by Petrobras Participaçoes SL is a condition precedent to such change. After the occurrence of such condition this change will be automatically effective and the Company will carry out any and all steps required to modify the Company's Bylaws.

In addition, The Pecom's Annual and Special Shareholders' Meeting held on April 4, 2003, conditionally approved, among other resolutions, the change in the Company's name from Pecom Energía S.A. by Petrobras Energía S.A. After the occurrence of such condition this change will be automatically effective and the Company will carry out any and all steps required to modify the Company's Bylaws.

b) Absorption of deficit of unappropriated retained earnings as of December 31, 2002, 37 allocated to legal reserve and 499 to the additional paid-in capital account.

22. Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a)   Property, plant and equipment.
b)   Costs of sales.
c)   Foreign currency assets and liabilities.
d)   Consolidated detail of expenses incurred and depreciation.
e)   Information about ownership in subsidiaries and affiliates.
f)   Oil and gas areas and participation in joint ventures.
g)   Combined joint ventures and consortia assets, liabilities and results.

a) **Property, plant and equipment as of March 31, 2003 and December 31, 2002**
(Stated in millions of Argentine Pesos - See Note 1.c)

	2003					
	Oil and Gas Exploration and Production	Refining	Petrochemical	Electricity	Corporate, Other Discontinued Investments and Eliminations	Total
Net book value at beginning of the year	7,225	178	770	2,123	137	10,433
Effect of translation	(576)	-	(67)	-	-	(643)
Net increase (decrease)	87	4	8	6	13	118
Depreciation	144	5	20	35	9	213
Net book value at end of period	6,592	177	691	2,094	141	9,695

b) Costs of sales for for three-month periods ended March 31, 2003 and 2002

(Stated in millions of Argentine Pesos - See Note 1.c)

	2003						
	Oil and Gas Exploration and Production	**Refining**	**Petrochemical**	**Electricity**	**Hydrocarbons Marketing and Transportation**	**Corporate, Other Discontinued Investments and Eliminations**	**Total**
Inventories at beginning	129	97	169	38	-	(38)	395
Effect of traslation	(9)	-	(6)	-	-	-	(15)
Costs (Section d)	314	14	38	71	1	1	439
Holding gain (loss)	-	9	-	-	-	(7)	2
Purchases, consumption and other	18	297	209	54	8	(280)	306
Assets for sale	-	-	-	-	-	-	-
Inventories at end	(123)	(129)	(176)	(36)	-	66	(398)
Costs of sales	329	288	234	127	9	(258)	729

	2002						
	Oil and Gas Exploration and Production	**Refining**	**Petrochemical**	**Electricity**	**Hydrocarbons Marketing and Transportation**	**Corporate, Other Discontinued Investments and Eliminations**	**Total**
Inventories at beginning	92	75	130	28	2	231	558
Effect of traslation	45	-	32	-	-	-	77
Costs (Section d)	397	12	45	152	2	12	620
Holding gain (loss)	3	(27)	(27)	(3)	-	27	(27)
Purchases, consumption and other	30	193	197	63	2	(203)	282
Inventories at end	(168)	(92)	(203)	(55)	-	(171)	(689)
Costs of sales	399	161	174	185	6	(104)	821

c) Foreign currency assets and liabilities as of March 31, 2003 and December 31, 2002
(Stated in millions of Argentine Pesos - See Note 1.c)

	Foreign currency and amount		Exchange rate (1)	Book amount in local currency
CURRENT ASSETS				
Cash	U$S	15	2.9800	45
	Rs	1	0.8887	1
	BS	6,667	0.0018	12
				58
Investments	U$S	155	2.9800	462
	Rs	8	0.8887	7
				469
Trade receivables	U$S	128	2.9800	382
	Rs	101	0.8887	90
	BS	8,333	0.0018	15
				487
Other receivables	U$S	161	2.9800	480
	BS	33,333	0.0018	60
	Rs	12	0.8887	11
				551
	TOTAL 2003			1,565
	TOTAL 2002			1,908
NONCURRENT ASSETS				
Trade receivables	U$S	1	2.9800	3
				3
Other receivables	U$S	14	2.9800	43
	BS	3,889	0.0018	7
				50
Tax credits	U$S	16	2.9800	48
				48
Investments	U$S	97	2.9800	289
				289
	TOTAL 2003			390
	TOTAL 2002			282
	TOTAL ASSETS 2003			**1,955**
	TOTAL ASSETS 2002			**2,190**
CURRENT LIABILITIES				
Accounts payable	U$S	114	2.9800	341
	Rs	75	0.8887	67
	BS	18,333	0.0018	33
				441
Short-term debt	U$S	432	2.9800	1,287
	BS	7,778	0.0018	14
				1,301
Payroll and social security taxes	U$S	1	2.9800	2
	BS	1,111	0.0018	2
	Sol	1	0.8583	1
	Rs	2	0.8887	2
				7
Taxes payable	U$S	2	2.9800	5
	BS	10,000	0.0018	18
				23
Other liabilities	Rs	14	0.8887	12
	U$S	94	2.9800	280
				292
	TOTAL 2003			2,064
	TOTAL 2002			1,898
NONCURRENT LIABILITIES				
Long-term debt	U$S	1,727	2.9800	5,146
				5,146
Other liabilities	U$S	105	2.9800	313
	TOTAL 2003			5,459
	TOTAL 2002			6,315
	TOTAL LIABILITIES 2003			**7,523**
	TOTAL LIABILITIES 2002			**8,213**

US$ Millions of United States Dollars
BS   Millions of Bolívares
Rs   Millions of Reales
$BL   Millions of Pesos Bolivianos
Sol   Millions of Nuevos Soles Peruanos

d) Consolidated detail of expenses incurred and depreciation for the three-month periods ended March 31, 2003 and 2002

(Stated in millions of Argentine Pesos - See Note 1.c)

	2002	2003			
Account	**Total**	**Total**	**Costs**	**Administrative expenses and selling**	**Exploration expenses**
Salaries and wages	65	56	20	35	1
Social security taxes	10	7	3	4	-
Other benefits to personnel	25	28	6	22	-
Taxes, charges and contributions	15	11	6	4	1
Fees and professional advisory	25	15	6	9	-
Depreciation of property, plant and equipment	293	213	195	18	-
Amortization of other assets	2	2	-	2	-
Oil and gas royalties	73	86	86	-	-
Spares and repairs	28	23	23	-	-
Geological and geophysical expenses	5	1	-	-	1
Abandoned exploratory wells and impairment of unproved oil and gas properties	-	10	-	-	10
Transportation and freights	33	36	7	29	-
Construction contracts and other services	70	56	51	5	-
Fuel, gas, energy and other	12	9	9	-	-
Other operating costs and consumption	140	35	20	15	-
Allowances for doubful accounts	2	12	8	4	-
Recovery of expenses	(12)	(15)	(1)	(14)	-
Total 2003		585	439	133	13
Total 2002	786		620	156	10

e) Information about ownership in subsidiaries and affiliates as of March 31, 2003

Subsidiaries	% OF OWNERSHIP AND VOTES		
	DIRECT	INDIRECT	BUSINESS SEGMENT
Corod Producción S.A. (Venezuela)	-	88.38	Oil and Gas Exploration and Production
Ecuadortlc S.A. (Ecuador)	-	98.21	Oil and Gas Exploration and Production
Enecor S.A.	-	68.74	Electricity
Innova S.A. (Brasil)	-	98.21	Petrochemical
PCI Power Edesur Holding Ltd. (Islas Bermudas)	-	98.21	Electricity
Pecom Beteiligungs AG (Austria)	-	98.21	Corporate
Pecom de Valores Internacional de España S.A. (Es)	-	98.21	Corporate
Pecom Forestal S.A. (1)	-	98.21	Other investment
Pecom Energía S.A.	98.21	-	Corporate
Pecom Energía Internacional S.A.	-	98.21	Corporate
Pecom Energía Operaciones S.A. (Ecuador)	-	98.21	Oil and Gas Exploration and Production
Pecom Finance (Gran Cayman)	-	98.21	Corporate
Pecom Financial Services GMBH (Austria)	-	98.21	Corporate
Pecom Hispano Argentina S.A. (España)	-	98.21	Corporate
Perez Companc International S.A. (Bolivia)	-	98.21	Corporate
Perez Companc Ecuador (Gran Cayman)	-	98.21	Oil and Gas Exploration and Production
Perez Companc del Perú S.A. (Perú)	-	98.21	Oil and Gas Exploration and Production
Perez Companc de Venezuela S.A. (Venezuela)	-	98.21	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	-	98.21	Oil and Gas Exploration and Production
Petroleum Commercial Supply, Inc. (EEUU)	-	98.21	Other investment
World Energy Business S.A.	-	99.21	Hydrocarbons Marketing and Transportation
World Fund Global Investment (Gran Cayman)	-	98.21	Corporate
World Fund Investment S.A. (Bolivia)	-	98.21	Corporate
World Fund Financial Services (Gran Cayman)	-	98.21	Corporate
Main affiliates - join control			
Cía. de Inversiones de Energía S.A.	-	49.10	Hydrocarbons Marketing and Transportation
Citelec S.A.	-	49.10	Electricity
Distrilec Inversora S.A.	-	47.63	Electricity
Edesur S.A.	-	26.34	Electricity
Transba S.A.	-	28.72	Electricity
Transener S.A.	-	32.50	Electricity
Transportadora de Gas del Sur S.A.	-	34.37	Hydrocarbons Marketing and Transportation
Main affiliates - significance influence			
Corod S.A. (Venezuela)	-	19.64	Oil and Gas Exploration and Production
Empresa Boliviana de Refinación S.A. (Bolivia)	-	48.10	Refining
Hidroneuquén S.A.	-	9.02	Electricity
Inversora Mata S.A. (Venezuela)	-	48.12	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd. (Gran Cayman)	-	14.73	Hydrocarbons Marketing and Transportation
Oleoducto de Crudos Pesados S.A. (Ecuador)	-	14.73	Hydrocarbons Marketing and Transportation
Oleoductos del Valle S.A.	-	22.69	Hydrocarbons Marketing and Transportation
Propyme S.G.R.	-	49.08	Electricity
Petrolera Perez Companc S.A.	-	18.87	Oil and Gas Exploration and Production
Petroquímica Cuyo S.A.	-	39.28	Petrochemical
Refinería del Norte S.A.	-	27.99	Refining
Urugua-í S.A.	-	28.30	Electricity
Yacylec S.A.	-	21.82	Electricity

(1) See Note 3.V.a)

f) Oil and gas areas and participation in joint ventures as of March 31, 2003

NAME	LOCATION	WORKING INTEREST (3)	OPERATOR	DURATION THROUGH
Production				
Argentina				
25 de Mayo - Medanito S.E.	La Pampa and Río Negro	100.00%	Pecom Energía	2016
Catriel Oeste (1)	Río Negro	85.00%	Pecom Energía	2016
Jagüel de los Machos	Río Negro and La Pampa	100.00%	Pecom Energía	2015
Faro Vírgenes - U.T.E.	Santa Cruz	50.00%	Pecom Energía	2016
Puesto Hernández - U.T.E.	Mendoza and Neuquén	38.45%	Pecom Energía	2016
Bajada del Palo - La Amarga Chica - U.T.E.	Neuquén	80.00%	Pecom Energía	2015
Santa Cruz II - U.T.E.	Santa Cruz	100.00%	Pecom Energía	2017
Río Neuquén	Neuquén and Río Negro	100.00%	Pecom Energía	2017
Entre Lomas	Neuquén and Río Negro	17.90%	P.P.C.	2016
Aguada de la Arena	Neuquén	80.00%	Pecom Energía	2022
Veta Escondida y Rincón de Aranda - U.T.E.	Neuquén	55.00%	Pecom Energía	2017
Santa Cruz I - U.T.E.	Santa Cruz	71.00%	Pecom Energía	2016
Foreign				
Colpa - Caranda	Bolivia	100.00%	Pecom Energía	2029
Oritupano - Leona	Venezuela	54.00%	PC Venezuela	2014
Acema	Venezuela	86.23%	Petrolera Coroil	2017
La Concepción	Venezuela	90.00%	PC Venezuela	2017
Mata	Venezuela	86.23%	Petrolera Mata	2018
Lote X	Perú	100.00%	PC Perú	2024
Bloque 18	Ecuador	70.00%	Ecuadortlc	2022
Exploration				
Argentina				
Glencross (2)	Santa Cruz	96.68%	Pecom Energía	1999
Santa Cruz I - Oeste	Santa Cruz	100.00%	Pecom Energía	2006
Santa Cruz II - Oeste	Santa Cruz	100.00%	Pecom Energía	2006
Cuenca Marina 2A Norte-U.T.E.	Santa Cruz	50.00%	Pecom Energía	2005
Foreign				
San Carlos	Venezuela	100.00%	Pet. San Carlos	2005
Tinaco	Venezuela	100.00%	PC Venezuela	2005
Bloque 31	Ecuador	100.00%	Pecom Energía	2003
Tuichi	Bolivia	25.00%	Repsol YPF	2003
Lote 34	Perú	40.00%	Repsol YPF	2003
Lote 35	Perú	35.15%	Repsol YPF	2003
Lote XVI	Perú	100.00%	PC Perú	2003
Lote 99	Perú	100.00%	PC Perú	2003

(1) See Note 3.
(2) Pecom Energía has requested that the lot be declared operational with commercial operation held in suspense.
(3) Indirect interest through Pecom Energía and its subsidiaries.

g) Combined joint ventures and consortia assets and liabilities as of March 31, 2003 and December 31, 2002 and results for the three-month periods March 31, 2003 and 2002 ended

(Stated in millions of Argentine Pesos - See Note 1.c)

	03/31/2003	12/31/2002
Assets and liabilities		
Current assets	506	705
Noncurrent assets	2,615	2,909
Total assets	3,121	3,614
Current liabilities	225	206
Noncurrent liabilities	14	-
Total liabilities	239	206

	03/31/2003	03/31/2002
Statements of income		
Net sales	267	461
Costs of sales	(118)	(236)
Gross profit	149	225
Administrative and selling expenses	(9)	(22)
Exploration expenses	(3)	-
Other operating income, net	-	5
Financial income (expense) and holding gains (losses)	2	2,131
Income tax provision	(4)	(7)
Net income	135	2,332